                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of The Securities Exchange Act of 1934



                           OMICRON TECHNOLOGIES, INC.
                 (Name of Small Business Issuer in its Charter)

Florida                                                          65-0032447
(State or other jurisdiction of                               (I.R.S. Employer
incorporation or organization)                               Identification No.)


114 W.  Magnolia St.  Ste 400-128 , Bellingham, Washington              98225
(Address of Principal Executive Offices)                              (Zip Code)


                                        877-903-2288
                                (Issuer's Telephone Number)

Securities registered under Section 12(b) of the Exchange Act:

Title of Each Class                              Name of Each Exchange on Which
to be so Registered                              Each Class is to be Registered

      n/a                                                      n/a

Securities registered under Section 12(g) of the Exchange Act:


                         Common Equity, Par Value $ .001
                                (Title of Class)
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                           OMICRON TECHNOLOGIES, INC.
                                    FORM 10SB
                                TABLE OF CONTENTS

No.               Title                                                                                  Page No.
---               -----                                                                                  --------

                                     PART I

Item 1:           Description of Business.....................................................................  3
Item 2:           Management's Discussion and Analysis or Plan of
                  Operations..................................................................................  10
Item 3:           Description of Property.....................................................................  19
Item 4:           Security Ownership of Certain Beneficial Owners
                  And Management..............................................................................  20
Item 5:           Directors, Executive Officers, Promoters and Control
                  Persons.....................................................................................  20
Item 6:           Executive Compensation......................................................................  22
Item 7:           Certain Relationships and Related Transactions..............................................  22
Item 8:           Description of Securities...................................................................  23

                                     PART II

Item 1:           Market Price of and Dividends on the Issuer's Common
                  Equity and Other Stockholder Matters........................................................  23
Item 2:           Legal Proceedings...........................................................................  24
Item 3:           Changes in and Disagreements with Accountants...............................................  24
Item 4:           Recent Sales of Unregistered Securities.....................................................  24
Item 5:           Indemnification of Directors and Officers...................................................  28

                                    PART F/S

                  Financial Statements........................................................................  29

                                    PART III

Item 1:           Index to Exhibits...........................................................................  29
Item 2:           Description of Exhibits.....................................................................  30
                  Signatures..................................................................................  32


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Item 1:           Description of Business

         Omicron Technologies, Inc.(formerly All Nations Catering, Inc.) (the "Registrant") is a Florida corporation formed on February 2, 1988. Its principal place of business is located at 114 W. Magnolia St. Ste 400-128, Bellingham Washington. The Registrant operates on the calendar fiscal year. The Registrant was organized to engage in any lawful corporate business, including but not limited to participating in mergers with and acquisitions of other companies. The Registrant has been in the developmental stage since its inception and has no operating history up to June 1998. On June 29, 1998 the Registrant changed its name to Omicron Technologies, Inc.

         On February 26, 1988, 5,000 shares of stock were issued to the founding shareholders for services rendered.

         The original capitalization of the Registrant was 7,500 common shares with a par value of $ 1.00 per share. The capitalization was amended on May 11, 1998 to increase the amount of shares authorized to 50,000,000 and the par value was changed to $ .001.

         On May 13, 1998, there was a forward split at 200:1, changing the issued stock to 1,000,000 to the founding shareholders.

         The primary activity of the Registrant for the last three (3) years preceding June of 1998 involved the seeking of a Registrant or companies that it could acquire or with whom it could merge. During the aforementioned periods, no such acquisition or merger had taken place and the Registrant had no operations of any kind.

         The Registrant together with its subsidiaries which include Cyberweb Systems Inc. and Interactive Radio Corporation are in the developing stages of production of various products and services which include Active Pixel Sensor(APS) and APS Wireless Technology and internet related services.

         The APS technology was developed through NASA's Jet Propulsion Laboratory which was originally created for NASA's space program. The APS technology is an electronic eye that utilizes amplified pixels or picture elements in a semiconductor chip. The technology will have wide use in such areas as vehicles, cameras, computers, hand-held devices, medicine and toy industries.


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         Electronic imaging is currently based on a sensor technology known as charge-couple device(CCD), which was originally developed at Bell Laboratories in the late 1960's. CCD's work well, but are difficult to produce and have high power consumption, which limits the prospects for miniaturization.

         This APS technology will find it's uses as follows:

         Video Conferencing

         PC based video conferencing will allow businesses to save money by reducing the need for air travel. Anyone with a PC can get in touch with colleagues in a matter of minutes at a fraction of the cost.

         PC based video conferencing is predicted to see a 70% increase in sales through 2001 and globally the expansion will be 40% through 2001.

         It is projected that 25% of all PC computers will carry this video conferencing chip as standard equipment.

         Digital Still Camera

         Digital still cameras are becoming a serious alternative to traditional photography because of their ability to interact with a PC and the ability to print such pictures from your own PC. World wide growth in this area is expected to increase at the rate of 100% per year to 2002.

         Camcorders

         With the introduction of APS technology, traditional camcorders will be replaced with the new digital imaging camcorders which will be smaller and cheaper.

         Biomedical

         The technology will find to be very useful in medical and dental imaging, x-ray, teeth imaging and surgical scopes because of its lower cost and superior imaging qualities.


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         Defense

         The technology will be useful in surveillance equipment, miniature unmanned airborne vehicles, reconnaissance, low light level imaging and integrated low light/thermal IR sensors.

         Thus the potential the Registrant will obtain from this technology is tremendous.

         Recent Developments

         Beginning in June 1998, the Registrant has made a number major acquisitions of businesses via share purchases or share exchanges or the purchase of assets.

         Share Purchase/Exchange

                                            Business Activity at                        Effective Date
         Name and Location                  the Time of Acquisition                     of Acquisition
         -----------------                  -----------------------                     --------------
1.       Cyberweb Systems,                  Developing computer                         July 5, 1999
         Inc.                               software and computer
         British Columbia,                  consulting
         Canada

2.       DynCom, Inc.                       Developing computer                         October 19,1999
         Colorado                           smart card technology
         Corporation

3.       Interactive Radio                  Owns 3 patents regarding                    October 22,1999
         Corporation                        global positioning
         Nevada,                            software
         Corporation

         Purchase of                        Business Activity at                        Effective Date
         Business Assets                    the Time of Acquisition                     of Acquisition

1.       Global Interactive                 Purchase of on-line                         June 4, 1999
         Ltd.                               gaming licence
         Nevis, W.I.


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
2.       Kaleidoscope                       Purchase of assets                          July 16,1999
         International, Ltd.                consisting of on-line
         Belize, Corporation                bingo and on-line
                                            gaming software

3.       Fairwind                           Development of software                     September 17,
         Technologies Ltd.                  complementary to                            1999
         British Columbia,                  on-line gaming
         Canada

         Purchase of Non-Exclusive Casino Website License

         On June 4, 1999 the Registrant purchased from Global Interactive Ltd., a Nevis corporation a licence on a non-exclusive basis, to use an internet site for the Lucky Eight Casino, the Registrant's online casino website which will target Chinese speaking communities worldwide. The purchase price was $ 45,000. The licence runs for a term of 3 years and is automatically renewed at no cost in perpetuity.

         Purchase of Wholly-Owned Subsidiary - Cyber-Web Systems, Inc.

         On July 5, 1999, the Registrant acquired 100% of the shares of Cyberweb Systems Inc., a private Canadian Registrant which has commenced the business of developing computer software, hosting and designing websites and providing computer consulting. The purchase price paid in stock was $ 185,938 represented by 175,000 shares at the average market price of the stock on the date of closing.

         Cyberweb specializes in Internet gaming software development. Its programming and systems expertise complement the development and operations of the Registrant's casino and bingo sites.

         Through this acquisition the Registrant gains control of a new, full-service financial website. The site will include free real-time quotes on all US and Canadian stocks, as well as Java chat, COMTEX news and free portfolio tracking that will send updates via email when a stock price reaches a high or low parameter set by the user. The website will also feature a weekly stock game challenge.

         Purchase of Assets, Kaleidoscope International, Ltd.

         On July 16, 1999, the Registrant acquired all of the assets of a Registrant called Kaleidoscope International Ltd. a Belize corporation for an


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aggregate purchase price of $335,938 represented by 250,000 at the average market price on the date of closing. The main thrust of the purchase was the software for a new venture called MaXum Bingo, which allows a player to play bingo over the internet and interact live with a bingo hall.

         Fairwind Technologies, Ltd., Software Development Agreement

         On September 17, 1999 the Registrant entered into a software development agreement with Fairwind Technologies Ltd., a British Columbia corporation. Fairwind has been engaged to develop "Front-End Product" and "Back-End Product" technology used by customers on the internet for which the Registrant is acquiring the distribution rights of the Products more specifically described as follows:

         Front-End Product

         Front-End Product means computer software developed and owned by Fairwind comprising the web pages and game client software which provides for the playing of games as follows:

         a) single player game with server: video poker, slot machine, black jack, roulette and craps;

         b)    multi-user game with server: black jack, roulette; and

         c)    multi-player games: poker, roulette, baccarat and black jack.

         Back-End Product

         Back-End Product means computer software developed by Fairwind comprising the accounting communications and administration modules with inter-operate with the Front-End Product.

         The Registrant has agreed to pay Fairwind a total of $548,000 Canadian both in cash and free trading shares based on the completion of the development of the Products.

         The payment schedule is as follows:

         a) $123,300 Canadian paid within 3 days of execution of the Agreement and delivery of 12,050 of free trading stock and an


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               option to acquire 6,025 shares at the option price of US $2.31 within 30 days; and

         b) the balance of the purchase price shall be paid within 14 days after completion of the technology which is scheduled to be December 15, 1999.

         The conversion price relating to the common stock is defined in this Agreement as being the weighted average of the closing trading price of the shares for the 10 days preceding the date of acceptance of the Products.

         If for some reason the Registrant cannot deliver free trading stock, then the Registrant may deliver restricted common stock whose restriction for conversion cannot be longer than 1 year and the number of shares delivered would have to equal 120% of the number of free trading stock that would have had to be delivered.

         Purchase of Interest in Dyncom, Inc.

         On October 27, 1999 the Registrant completed the acquisition of 13% of a Registrant by the name of DynCom Inc., a Colorado corporation. The agreement calls for the acquisition by the Registrant of 600,000 shares of DynCom for 200,000 restricted shares of the Registrant at a negotiated price of $3.00 per share. Additionally the Registrant received 600,000 stock warrants at an exercise price of $1.00 per share.

         DynCom Inc., is a creator of e-solutions employing "smart card" and "smart device", proprietary, biometric, and Internet/Intranet technologies into effective and efficient e-solutions, e-applications and e-products. DynCom is a leader in the developing Smart Card industry and has established the first Smart Card technical laboratory creating applications and products that will have wide spread use in many industries.

         By adding biometric technologies such as finger print scan or eye retina scan, it can be certain that not merely is the card present, but also only the properly pre-authorized person can use the key. However, Smart Cards and Smart Devices will be much more than just keys; they will include applications that provide substantial benefits for both consumers and businesses."

         Both the Registrant and DynCom expect and look forward to extensive cooperation in speeding development and marketing of their various products. In particular, the Registrant anticipates that the DynCom "smart


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card" and "smart technologies" will have many valuable applications for customers of the Registrant's interactive gaming sites.

         Purchase of 100% of Interactive Radio Corporation

         The single largest purchase by the Registrant is the completion of the acquisition of 100% of the Common Equity of Interactive Radio Corporation("Interactive") for an aggregate purchase price of $15,468,750 represented by the exchange of 5,000,000 shares at a negotiated price of $309,375. This was completed in October 1999. The subsidiary owns three (3) patents which combine navigation, broadcast and two-way communication services which will provide mobile users with e-commerce, e-mail, travel, security, global positioning and gaming at a relatively low cost. The initial marketing will be in the automotive, trucking, and recreational vehicle markets.

         The technology patented by Interactive is satellite communications merged with GPS(Global Positioning System) that stands to revolutionize the manner in which consumers use their radios. The patented architecture provides a wide range of integrated broadcasting, navigation and two-way communications services with a low cost terminal. The terminal is set up in such a manner the user can listen to an audio program while the terminal simultaneously receives or sends messages and other broadcast information.

         This interactive technology enables the following:

               -     Nationwide digital audio channels

               -     Interactive audio entertainment

               - Data broadcasts, including traffic information and weather reports

               -     Two-way voice and data communications; and

               -     Precision navigation

         By integrating these complementary services into low-cost terminals, utility far beyond the simple addition of functions is possible such as:

               - Integration of two-way data communications with audio broadcasting, direct response to broadcast solicitations, permitting consumers to order advertised services and to respond to simple polls simply by pushing a button;

               - Integration of precision navigation with data broadcasting enables the displays of vehicle location and current traffic


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                     hazards and congestion on a digital map.  This information can be used to automatically calculate and display the information on real time traffic conditions;

               - Integration of process navigation with two-way communications permits users to request emergency assistance from their vehicle and automatically inform emergency service agencies precisely where the vehicle is located; and

               - Integration of two-way data and voice communications permits transmission of voice pages to and from automobiles, along with positive acknowledgments.

         The Registrant anticipates development and deployment of the Interactive technology within the next 2 years.

         The Registrant is in the process of arranging funding to continue the software development and to bring the products of the companies developing such products to a point where such products can be sold in the marketplace.

         While the Registrant is not a reporting Registrant, it will be including audited financial statements for the year ended December 31, 1998. Additionally the Registrant has prepared unaudited financial statements for the nine months ended November 30, 1999 which will be provided to shareholders as well.

         The Registrant will be making available to the public all information disclosed in this document which can be obtained from the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Registrant can be reached for information at http://www.omicrontechnologies.com

Item 2:        Management's Discussion and Analysis or Plan of Operations

         The Registrant has engaged in October 1999 the services of Spencer Edwards Inc. of Englewood, California to assist in raising a total of $9 million dollars to be released in tranches over the ensuing six (6) months. In exchange for assisting in the financing, Spencer Edwards will receive 1/2 share warrant at an exercise price of $4.00 per share for each share issued.


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         Additionally the Registrant is securing two (2) additional private placements totaling about 14 million dollars. These private placements are anticipated be completed in the next 6 to 8 weeks.

         Use of Proceeds

         The Registrant will use the proceeds from the equity financing to:

         1. Fund the costs of taking the technologies and products from their state(mostly prototypes) into manufacturing.

         2.    Marketing and sales development.

         3.    Research and development

         4.    General working capital.

         The total proceeds of about 14 million dollars are expected to be distributed in the following manner:

         i)       APS and APS Wireless Technology                      2,500,000

         ii)      Interactive Radio Corporation                        6,500,000

         iii)     Internet Businesses

                  - Software development                                 500,000
                  - Casino gaming                                      1,000,000
                  - MaXum Bingo                                          750,000
                  - Investor News Web                                    750,000

         iv)      General working capital                                500,000

         v)       Reserve for future acquisitions                      1,500,000

         The Registrant before June 1998 had no operations. For the period from June 1998 to December 31, 1998, the Registrant has incurred losses of $1,572,812. Of this loss, $1,250,000 was a referral fee that was paid in stock. The balance was the actual cash and related to development cost expenses normally associated with start up companies. This money has helped the Registrant set the groundwork for the acquisitions made in 1999. Assets in 1998 have gone from $768,798 to $1,556,505 for the nine months ended September 30, 1999. The net loss for the eleven months


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ended November 30, 1999 was $3,227,542 of which $2,381,406 was funded through loans from directors and/or shareholders and involved mostly stock that was used to pay for certain services performed on behalf of the Registrant. The stock involved was owned by the individuals not the Registrant. In October 1999, the Registrant reimbursed restricted stock back to the individuals involved.

         The Registrant projects that starting in early 2000 that it should start generating revenues. The Registrant expects that the Internet Casino site should start operations in early 2000. Additionally, the Registrant has already sold 4 additional sub-licenses of its own next generation software that the Registrant is currently developing with Fairwind Technologies Ltd. and its wholly-owned subsidiary, Cyberweb Systems Inc. for a total consideration of $1,200,000. This revenue will also be paid to the Registrant in early 2000 as a result of activating the Casino website. The Registrant expects to sell at least 50 such sub-licences over the course of the next 18 to 24 months.

         Propriety Rights

         The Registrant and its subsidiaries rely on a combination of copyright, trade secrets and trademark laws, and non-disclosure and other contractual provisions to protect their various proprietary products and technology. These safeguards may not prevent competitors from imitating the Registrant's products and services, especially in foreign countries where legal protection of intellectual property may not be as strong or consistent as in the United States.

         Because the Registrant's business segments are characterized by rapid technological change, the Registrant believes that factors such as the technological and creative skills of its personnel, name recognition, market penetration and reliable customer service and support are more important to establishing and maintaining a competitive position in the future than the various legal protections of its proprietary developments. However, the Registrant will strive based on its research and development efforts to improve existing technologies and develop new ones to keep it ahead of its competitors in the future.

         The Registrant believes that its proprietary rights do not infringe on the proprietary rights of third parties. There is no assurance however, that third parties will not assert such infringement by the Registrant with respect to current or future products, software, trade names or services. Any such claim, with or without merit, could be time consuming, resulting in costly


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litigation and cause product release delays, and might require the Registrant to enter into royalty or licensing agreements or cease distribution of certain products or services. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Registrant.

         The Registrant and its subsidiaries presently have some patents with respect to their proprietary technologies. On the products that have not been patented the Registrant and its subsidiaries currently rely upon copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect their proprietary products. All of these afford only limited protection. Accordingly, there can be no assurance that the Registrant's measures to protect its current proprietary rights will be adequate to prevent misappropriation of such rights or that the Registrant's competitors will not independently develop or patent technologies that are substantially equivalent or superior to the Registrant's technologies. Additionally, although the Registrant believes that its products and technologies do not infringe upon the proprietary rights of any third parties, there can be no assurance that third parties will not assert infringement claims against the Registrant. Similarly, infringement claims could be asserted against products and technologies which the Registrant licenses, or has the rights to us, from third parties. Any such claims, if proved, could materially and adversely affect the Registrant's business and results of operations. In addition, though any such claims may ultimately prove to be without merit, the necessary management attention to, and legal costs associated with, litigation or other resolution of such claims could materially and adversely affect the Registrant's business and results of operations.

         Rapid Obsolescence and Technological Change

         The market for information technology products and services is characterized by rapidly changing technology, frequent introductions of new products and evolving industry standards which result in product obsolescence and short product life cycles. Accordingly, the Registrant's success is dependent upon its ability to anticipate technological changes in the industry and to continually identify, obtain and successfully market new products and services that satisfy evolving technologies, customer preferences and industry requirements.

         There can be no assurance that competitors will not market products and services which have perceived advantages over those of the Registrant and its subsidiaries or which render products and services to be offered by the Registrant and its subsidiaries obsolete or less marketable.


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         Risk Factors

         The securities of the Registrant are speculative in nature and involve a high degree of risk. In addition to the other information contained in this report, shareholders should carefully consider the following risk factors:

         Possible Fluctuations in Future Results

         There can be no assurance that the Registrant's projections will be achieved. There could be delays in development of the products and some of the products may never be developed in a marketable manner as to produce the projected revenue sources. The Registrant expects that future results could fluctuate as a result of factors such as increases in competition, significant acquisitions, currency fluctuations, political changes, overall domestic and international economic conditions, and other circumstances that may not be foreseeable at this time. The Registrant will have no control or influence over many of these factors.

         Effects of Possible Issuance of Preferred Stock

         The Registrant's Articles of Incorporation do not presently authorize the issuance of preferred stock. The rights of the holders of common stock will be subject to, and may be adversely affected by the rights of the holders of any preferred stock that may be authorized and issued in the future. The Registrant has no present plans to authorize and issue any shares of preferred stock. Any issuance of preferred stock would make it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of the outstanding voting stock of the Registrant.

         No Dividends on Common Stock

         The Registrant has not previously paid any cash or other dividends on its common stock and does not anticipate payment of any dividends for the foreseeable future. The Registrant anticipates retaining its earnings to finance its operations, growth and expansion.

         The Registrant's plan is to seek, investigate, and if such investigation warrants, acquire an interest in one or more business opportunities that is complementary to its path involving internet related technologies presented to it by persons or firms desiring the perceived advantages of a publicly held corporation. At this time, the Registrant has no plan, proposal, agreement, understanding, or arrangement to acquire any specific business or Registrant, other than what has already been disclosed, and the Registrant has not


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identified any specific business or Registrant for investigation and evaluation.
No member of management or any promoter of the Registrant, or an affiliate of either, has had any material discussions with any other Registrant other than the acquisitions made to date and disclosed herein with respect to any acquisition of that Registrant. The Registrant will not restrict its search to any specific business, industry, or geographical location, and may participate in business ventures of virtually any kind or nature if such business is deemed by management to be complementary to its core existing businesses. Discussion of the proposed business under this caption and throughout this Registration Statement is purposefully general and is not meant to be restrictive of the Registrant's virtually unlimited discretion to search for and enter into potential business opportunities.

         The Registrant may seek a business combination or acquisition with a firm which only recently commenced operations, or a developing Registrant in need of additional funds to expand into new products or markets or seeking to develop a new product or service, or an established business which may be experiencing financial or operating difficulties and needs additional capital which is perceived to be easier to raise by a public Registrant. In some instances, a business opportunity may involve acquiring or merging with a corporation which does not need substantial additional cash but which desires to establish a public trading market for its common stock. The Registrant may purchase assets and establish wholly-owned subsidiaries in various businesses or purchase existing businesses as subsidiaries.

         The Registrant anticipates that the selection of an additional business opportunity in which to participate will be complex and extremely risky. Because of general economic conditions, rapid technological advances being made in some industries, and shortages of available capital, management believes that there are numerous firms seeking the benefits of a publicly-traded corporation. Such perceived benefits of a publicly traded corporation may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for the principals of a business, creating a means for providing incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statues) for all shareholders, and other items. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

         Management believes that the Registrant may be able to benefit from the use of "leverage" to acquire a target Registrant. Leveraging a transaction


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involves acquiring a business while incurring significant indebtedness for a large percentage of the purchase price of that business. Through leveraged transactions, the Registrant would be required to use less of its available funds to acquire a target Registrant and, therefore, could commit those funds to the operations of the business, to combinations with other target companies, or to other activities. The borrowing involved in a leveraged transaction will ordinarily be secured by the assets of the acquired business. If that business is not able to generate sufficient revenues to make payments on the debt incurred by the Registrant to acquire that business, the lender would be able to exercise the remedies provided by law or by contract. These leveraging techniques, while reducing the amount of funds that the Registrant must commit to acquire a business, may correspondingly increase the risk of loss to the Registrant. No assurance can be given as to the terms or availability of financing for any acquisition by the Registrant.

         Reporting Requirements May Delay or Preclude Future Acquisitions

         Companies subject to Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act") must provide certain information about significant acquisitions, including certified financial statements for the Registrant acquired, covering one or two years depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may significantly delay or even preclude the Registrant from completing an otherwise desirable acquisition. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the 1934 Act are applicable.

         Regulation

         Although the Registrant will be subject to regulation under the Securities Exchange Act of 1934, management believes the Registrant will not be subject to regulation under the Investment Registrant Act of 1940, insofar as the Registrant will not be engaged in the business of investing or trading in securities. In the event the Registrant engages in business combinations which result in the Registrant holding passive investment interests in a number of entities, the Registrant could be subject to regulation under the Investment Registrant Act of 1940. In such event, the Registrant would be required to register as an investment Registrant and could be expected to incur significant registration and compliance costs. The Registrant has obtained no formal determination from the Securities and Exchange Commission as to the status of the Registrant under the


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Investment Registrant Act of 1940 and, would subject the Registrant to material adverse consequences.

         Disadvantages of Blank Check Offering

         The Registrant may enter into a future business combination with an entity that desires to establish a public trading market for its shares. A target Registrant may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with the Registrant. The perceived adverse consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders, and the inability or unwillingness to comply with various federal and state securities laws enacted for the protection of investors. These securities laws primarily relate to registering securities and full disclosure of the Registrant's business, management, and financial statements.

         Taxation

         Federal and state tax consequences will, in all likelihood, be major considerations in any future business combination the Registrant may undertake. Typically, these transactions may be structured to result in tax-free treatment to both companies pursuant to various federal and state tax provisions. The Registrant intends to structure any business combination so as to minimize the federal and state tax consequences to both the Registrant and the target entity. Management cannot assure that a business combination will meet the statutory requirements for a tax-free reorganization, or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes, which may have an adverse effect on both parties to the transaction.

         Requirement of Audited Financial Statements May Disqualify Business Opportunities

         Management believes that any potential target Registrant must provide audited financial statements for review, and for the protection of all parties to the future business combination. One or more attractive business opportunities may forego a future business combination with the Registrant, rather than incur the expenses associated with preparing audited financial statements.

         Note Regarding Projections and Forward Looking Statements

         This statement includes projections of future results and "forward-looking statements" as that term is defined in Section 27A of the Securities Act of 1933 as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934 as amended (the "Exchange Act"). All statements that are included in this Registration Statement, other than statements of historical fact, are forward-looking statements. Although management believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the expectations are disclosed in this Statement, including, without limitation, in conjunction with those forward-looking statements contained in this Statement

         It may be anticipated that any opportunity in which the Registrant participates will present certain risks. Many of these risks cannot be adequately identified prior to selection of the specific opportunity, and the Registrants shareholders must, therefore, depend on the ability of management to identify and evaluate such risk. In the case of some of the opportunities available to the Registrant, it may be anticipated that the promoters thereof have been unable to develop a going concern or that such business is in its development state in that it has not generated significant revenues from its principal business activities prior to the Registrant's participation. There is a risk, even after the Registrant's participation in the activity and the related expenditure of the Registrant's funds, that the combined enterprises will still be able to become a going concern or advance beyond the development stage. Many of the opportunities may involve new and untested product, processes, or market strategies which may not succeed. Such risks will be assumed by the Registrant and, therefore, its shareholders.

         The investigation of specific business opportunities and the negotiation, drafting, and execution of relevant agreements, disclosure documents, and other instruments will require substantial management time and attention as well as substantial costs for accountants, attorneys, and others. If a decision is made not to participate in a specific business opportunity the costs incurred in the related investigation would not be recoverable. Furthermore, even if an agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in the loss by the Registrant of the related costs incurred.

         It is anticipated that the Registrant will be in a position to incur the costs involved in investigating new business opportunities based on the projected equity injections expected over the next 2 years. However, there is no certainty that such funds will actually be available as the Registrant is in the negotiation stages which such individuals and/or entities that have represented that funds will be available to meet the Registrant's financial needs not only for seeking of new opportunities but developing the existing businesses already acquired and the commitment for funds to be advanced in connection with further development of the new technological products acquired in order to reach marketability.

         Regulation and Taxation

        The Investment Registrant Act of 1940 defines an "investment Registrant" as a company which is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading securities. While the Registrant does not intend to engage in such activities, the Registrant may, through business combinations, obtain and hold a minority interest in a number of development stage enterprises. The Registrant could be expected to incur significant registration and compliance costs if required to register under the Investment Company Act of 1940. Accordingly, management will continue to review the Registrant's activities from time to time with a view toward reducing the likelihood the Registrant could be classified as an "investment Registrant".

        The Registrant intends to structure a merger or acquisition in such manner as to minimize Federal and state tax consequences to the Registrant and to any future target companies.

Item 3:        Description of Property

        The Registrant at present has no interest in any real property. The Registrant has just entered into a lease through its wholly-owned subsidiary Cyberweb Systems Inc. to occupy 10,697 sq. ft. of space on the 5th floor at a building located at 4400 Dominion Street, Burnaby, British Columbia, Canada. The lease commences November 1, 1999 and expires August 30, 2002. The lease calls for per square feet rent of $3.00 for the first six months, $4.50 for the next six months, and $5.50 thereafter to the end of the lease plus the Registrant's prorata share of operating costs estimated to be $10.00 per square foot.

        All leased space is considered adequate for the operation of the Registrant and its subsidiary, and no difficulties are foreseen in meeting any future space requirements.

Item 4:        Security Ownership of Certain Beneficial Owners and Management

        The following table sets forth information as to the shares of common stock owned as of November 30, 1999.

        (i) Each person who in so far as the Registrant has been able to ascertain beneficially owns more than five percent (5%) of the outstanding 40,045,660 of the Registrant.

        (ii)   Each director.

        (iii)  Each of the officers named in the summary compensation table.

        (iv)   All of the directors and officers as a group.

        Unless otherwise indicated in the footnotes below on the table as subject to community property laws where applicable, the persons as to whom the information is given has sole investment power over the shares of common stock shown as beneficially owned.

        Name                                         Number                             Percent
        ----                                         ------                             -------
1.      Barrett Sleeman                              700,000                             1.7%

2.      David Naylor                                     750                              .00002%

3.      Chris Foster                                     -0-                               0%

4.      Sak Narwal                                14,130,000                            35.2%

Item 5:        Directors, Executive Officers, Promoters & Control Persons

        Name                        Age     Position                            Term             Since
        ----                        ---     --------                            ----             -----
1.      Barrett Sleeman             59      President and Director              1 yr             06/98

2.      David Naylor                36       Secretary, Treasurer
                                             and Director                       1 yr             06/98

3.      Chris Foster                33      Senior Accountant
                                            and Director                        1 yr             06/98

4.      Sak Narwal                  34      Chief Financial
                                            Officer                             1 yr             07/98

        The Registrant's management and board of directors include:

Barrett Sleeman - President & Director - graduated from the Colorado School of Mines in 1964 and continues to maintain his registration as a Professional Engineer (P.Eng.). Early in his career, he attended the MBA program at the University of Western Ontario and subsequently has accumulated over 20 years of managerial experience. Mr. Sleeman's diverse background includes experience in many of the various disciplines of engineering including electrical, mechanical, metallurgical and petroleum refining. He also has extensive exposure to the financial world including time spent as a financial analyst for Midland Walwyn (now Merrill Lynch) and a banker in the Oil & Gas Department of the Royal Bank of Canada. As former President of a several public companies, Mr. Sleeman was responsible for raising capital for and managing their various projects. Additionally, he is or has been a director of various other public companies in the resources and high tech sectors.

David Naylor - Secretary/Treasurer & Director - has a Diploma of Technology in Financial Management from the British Columbia Institute of Technology and is a Certified Management Accountant (CMA) entrance exam finalist in the concluding months of the CMA society's Strategic Leadership Program. For the past ten years, Mr. Naylor was employed with a major newspaper publisher Pacific Press, a division of Southam, now owned by Hollinger Inc. He held the positions of cost/management accountant and assistant controller during that time. His major responsibilities included working closely with the senior management team to ensure sound business management practices were implemented.

Sak Narwal - Chief Financial Officer - after studying Commerce (Marketing & Finance) and Law at the University of British Columbia, he completed a UBC Professional Program in mortgage brokering and real estate finance within the Urban Land Economics Faculty. His diverse business experience has extended from entrepreneurial ventures to corporate management. Subsequent to several entrepreneurial ventures, Mr. Narwal founded Pentagon Mortgage Investment Corporation and Pentagon Management Corporation. Through these companies he raised and managed investment capital and facilitated lending in a variety of commercial and residential mortgages. For the past 10 years and most recently, Mr. Narwal has focused his business activities on the financial markets and raising equity capital for both private and public companies specializing in technology. He has played a key role in many negotiations leading to strategic business partnerships and alliances.

         Chris Foster - Senior Accountant & Director - completed studies in Computer Systems and Financial Management at the British Columbia Institute of Technology and is completing his professional designation as a Certified General Accountant. Mr. Foster began his financial management and accounting career as an Accountant for Arcona Health Inc.. Currently, and during the past 4 years, he has been employed with the public accounting firm Jacobson, Soda and Hosak Chartered Accountants. This position has given Mr. Foster experience in all aspects of public accounting including the preparation of financial statements, audit engagements and client liaison. In this capacity he has also played a key role in financial system design/development, implementation and maintenance.

Item 6:           Executive Compensation

         At this time all of the officers and directors who are working for the Registrant have not been paid any salaries. However, any expenses related to Registrant business have been reimbursed by the Registrant.

               Summary Compensation Table

                                                                                        Expire            Expiration
                    Officer                 Options           % of Total                Price             Date
                    -------                 -------           ----------                -----             ----
      1.          Barrett Sleeman             -0-                 -0-                    -0-               n/a

      2.          David Naylor                -0-                 -0-                    -0-               n/a

      3.          Chris Foster                -0-                 -0-                    -0-               n/a


Item 7:              Certain Relationships and Related Transactions

      There were no transactions since inception (June 1998), or proposed transaction, to which the Registrant was or is to be a party, in which any director, executive officer, nominee for directorship, security-holder or immediate family member had a direct or indirect material interest as defined by Rule 404 of Regulation S-B.

ITEM 8: DESCRIPTION OF SECURITIES

     (a) COMMON STOCK: As at November 30, 1999, the Registrant had 40,045,660 shares of common stock outstanding. The Registrant filed May 13, 1998, the Registrant increased its authorized capital to 50,000,000 common shares and changed the par value to $.001. In addition the existing issued stock was exchanged at the rate of 200 shares of new stock for each share of existing stock and as result 1,000,000 new shares issued. Holders of shares of the common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock have no cumulative voting rights. Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion, from funds legally available therefor.

     In the event of a liquidation, dissolution or winding up of the Registrant, the holders of shares of common stock are entitled to share pro rata all assets remaining after payments in full of all liabilities. Holders of common stock have no preemptive rights to purchase the Registrant's common stock. All of the outstanding shares that have been issued are fully paid and non-assessable.

     (b) PREFERRED STOCK The Registrant does not have any authorized or issued preferred stock.

                                     PART II

ITEM 1: MARKET PRICE AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

     (a) MARKET INFORMATION: The Registrant's common stock trades on the OTC Bulletin Board under the symbol OPGS. The Registrant's common stock price at the close of business on November 30, 1999 was $0.8125 per share.

     (b) PRICE RANGE: The following is the range of the high and low bids for the Registrant's common stock for each quarter within the last two fiscal years as determined by the over-the-counter market quotations. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

                  1999                                      1998
                  ----                                      ----

QUARTER           HIGH BID          LOW BID           HIGH BID        LOW BID
-------           --------          -------           --------        -------
March              $ 4.50            $ 1.00               -0-             -0-

June               $2.562            $0.468               -0-             -0-

Sept.              $3.625            $0.906             $7.50           $0.50

December              n/a               n/a             $5.00           $3.00

     (c) HOLDERS: The Registrant has approximately 500 common stock shareholders.

     (d) DIVIDENDS: The Registrant has never paid a cash dividend. It is the present policy of the Registrant to retain any extra profits to finance growth and development of the business. Additionally, to date the Registrant has sustained losses as a development stage Registrant. Therefore, the Registrant does not anticipate paying cash dividends on its common stock in the foreseeable future.

ITEM 2: LEGAL PROCEEDINGS

     The Registrant is not involved in legal proceedings that would have a material adverse effect on the Registrant's financial conditions or results of its operations.

ITEM 3: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     The accountant has not resigned, declined to stand for re-election nor has he been dismissed. The principal accountant's report on the financial statements for the past year contained no adverse opinion or disclaimer of opinion, nor were they modified as to uncertainty, audit scope, or accounting principles. There have been no disagreements with any former accountants on any matter of accounting principles, financial statement disclosure, or auditing scope or procedure.

ITEM 4: RECENT SALES OF UNREGISTERED SECURITIES

     (a) RECENT SALES: The Registrant had the following stock issuances and granting of stock options to officers and directors of the Registrant. All such shares were sold by the officers and directors of the Registrant and no underwriters were utilized.

          1. On July 7, 1998 the Registrant completed a private placement and issued a total of 23,000,000 common shares at a price of $0.001 per share for total proceeds of $23,000 pursuant to a Regulation D, Rule 504 Offering.

          2. On November 10, 1999 the Registrant completed a private placement with one of its officers for $3,500,000 and issued a total of 6,730,000 shares of restricted stock in exchange for the cash.

     The Registrant had the following stock issuances. All of these shares were also sold by the officers and directors of the Registrant without the use of an underwriter.

          3. On July 31, 1998 the Registrant completed an additional private placement and issued a total of 70,000 common shares at a price of $5.00 per share for total proceeds of $350,000 pursuant to Regulation D, Rule 504.

          4. On September 2, 1998 the Registrant completed a third private placement and issued a total of 50,000 common shares at a price of $5.00 per share for total proceeds of $250,000 pursuant to Regulation D, Rule 504.

          5. On September 21, 1998 the Registrant completed a fourth private placement and issued a total of 50,000 common shares at a price of $5.50 per share for total proceeds of $275,000 pursuant to Regulation D, Rule 504.

          6. On October 6, 1999 the Registrant issued a total of 212,000 shares of common stock at a purchase price of $1.18 per share for an aggregate price of $250,000 less a commission of $25,000, pursuant to Regulation D, Rule 504.

          7. On October 15, 1999 the Registrant issued a total of 263,000 shares of common stock at a purchase price of $0.95 per share for an aggregate price of $250,000 less a commission of $25,000 pursuant to Regulation D, Rule 504.

          8. On November 16, 1999 the Registrant issued a total of 574,700 shares of common stock at a purchase price of $0.87 per share for an aggregate price of $500,000 less a commission of $25,000, pursuant to Regulation D, Rule 504.

          9. On October 19, 1999 the Registrant completed a share exchange with DynCom, Inc. whereby the Registrant agreed to issue 200,000 restricted common shares at a price of $3.00 per share for an aggregate price of $600,000.

          10. On October 22, 1999 the Registrant issued a total of 2,431,500 of restricted common shares to reimburse certain individuals for stock that they had personally paid out for services rendered by third parties for a total value of $4,163,904.

          11. On July 5, 1999 the Registrant issued 175,000 restricted common stock in exchange for 100% interest in Cyberweb Systems, Inc. at a price of $1.0625 per share for an aggregate purchase price of $185,938.

          12. On July 16, 1999 the Registrant issued 250,000 shares restricted common stock in exchange for various assets of Kaleidoscope International Ltd. at a price of $1.34375 per share for an aggregate purchase price of $335,938.

          13. On July 16, 1999 the Registrant issued 25,000 restricted common stock in payment of a referral fee to third parties at a price of $1.34375 per share for an aggregate cost of $33,594.

          14. On October 19, 1999 the Registrant issued 14,460 restricted common stock to Fairwind Technologies Ltd. as part of the cost of developing certain software at a price of $2.31 per share for an aggregate amount of $33,403.

          15. On October 19, 1999 the Registrant issued 5,000,000 restricted common stock in exchange for a 100% interest in Interactive Radio Corporation at a price of $3.09375 per share at an aggregate purchase price of $15,463,750.

     (b) EXEMPTION FROM REGISTRATION: With respect to the issuance of the following shares, such issuances were made in reliance on the private placement exemptions provided by Section 4(2) of the Securities Act of 1933 as amended, (the "Act") and/or SEC Regulation D, Rule 504 of the Act.

     The following shares are listed by item number have relied on the above noted exemptions.

     Item 4(1)                 23,000,000            common shares
     Item 4(3)                     70,000            common shares
     Item 4(4)                     50,000            common shares
     Item 4(5)                     50,000            common shares
     Item 4(6)                    212,000            common shares
     Item 4(7)                    263,000            common shares
     Item 4(8)                    574,700            common shares

     With respect to the following issuance of common shares, the Registrant has relied on the private placement exemptions provided under the Act.

     The following shares are listed by item number have relied on the above noted exemptions.

     Item 4(2)                   6,730,000           common shares
     Item 4(9)                     200,000           common shares
     Item 4(10)                  2,431,500           common shares
     Item 4(11)                    175,000           common shares
     Item 4(12)                    250,000           common shares
     Item 4(13)                     25,000           common shares
     Item 4(14)                     14,460           common shares
     Item 4(15)                  5,000,000           common shares

     In each instance, each of the share purchasers had access to sufficient information regarding the Registrant so as to make an informed investment decision. More specifically, each purchaser signed a written subscription agreement with respect to their financial status and investment sophistication wherein they warranted and represented, among other things, the following:

     1. That he or she had the ability to bear economic risks of investing in the shares of the Registrant.

     2. That he or she had sufficient knowledge in financial, business, or investment matters to evaluate the merits and risks of the investment.

     3. That he or she had a certain net worth sufficient to meet the suitability standards of the Registrant.

     4. That the Registrant has made available to him or her, his or her counsel and his or her advisors, the opportunity to ask questions and that he or she have been given access to any information, documents, financial statements, books and records relative to the Registrant and an investment in the shares of the Registrant.

Item 5: Indemnification of Directors and Officers

     The Registrant and its affiliates may not be liable to its shareholders for errors in judgment or other acts or omissions not amounting to intentional misconduct, fraud, or a knowing violation of the law, since provisions have been made in the Articles of Incorporation and By-laws limiting such liability. The Articles of Incorporation and By-laws also provide for indemnification of the officers and directors of the Registrant in most cases for any liability suffered by them or arising from their activities as officers and directors of the Registrant if they were not engaged in intentional misconduct, fraud, or a knowing violation of the law. Therefore, purchasers of these securities may have a more limited right of action than they would have except for this limitation in the Articles of Incorporation and By-laws.

     The officers and directors of the Registrant are accountable to the Registrant as fiduciaries, which means such officers and directors are required to exercise good faith and integrity in handling the Registrant's affairs. A shareholder may be able to institute, legal action on behalf of himself and all others similarly stated shareholders to recover damages where the Registrant has failed or refused to observe the law.

     Shareholders may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce their rights, including rights under certain federal and state securities laws and regulations. Shareholders who have suffered losses in connection with the purchase or sale of their interest in the Registrant in connection with such sale or purchase, including the misapplication by any such officer or director of the proceeds from the sale of these securities, may be able to recover such losses from the Registrant.

     Insofar as indemnification for liabilities arising under the federal securities laws may be permitted to directors and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the law and is, therefore, unenforceable. In the event a demand for indemnification is made, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the law and will be governed by the final adjudication of such issue.


                                    PART F/S

     The following financial statements are submitted pursuant to the information required by Item 310 of Regulation S-B:


                              FINANCIAL STATEMENTS

       No:                        Description

      FS-1 Omicron Technologies, Inc. Financial Audited Statements Year Ended December 31, 1998

      FS-2 Omicron Technologies, Inc. Unaudited Interim Non-Consolidated Financial Statements As At September 30, 1999

      FS-3 Omicron Technologies, Inc. Unaudited Non-Consolidated Financial Statements As At November 30, 1999.


                                    PART III

Item 1. Index to Exhibits.

     The exhibits listed and described below in Item 2 are filed herein as part of this Registration Statement.

Item 2. Description of Exhibits.

     The following documents are filed herein as Exhibit Numbers 2, 3, 5, 6 and 7 as required by Part III of Form 1-A:

     Exhibit No.  Description
     -----------  -----------

     2            Charter and By-Laws

         2.1      Articles of Incorporation of All Nations Catering, Inc.

         2.2      Articles of Amendment to All Nations Catering, Inc.

         2.3 Articles of Amendment to the Articles of Incorporation of All Nations Catering, Inc. changing name to Omicron Technology, Inc.

         2.4      By-Laws of Omicron Technologies, Inc. (A Florida Corporation)

         2.5 Certificate of Incorporation and Articles of Incorporation of Cyber-Web Systems Inc.

         2.6 Articles of Incorporation of Ursat Communications, Inc., a Nevada corporation

         2.7 Certificate of Amendment of Articles of Incorporation of Ursat Communications, Inc. changing name to Interactive Radio Corporation

         2.8      Bylaws of Ursat Communications, Inc., a Nevada Corporation

     3 - NONE     INSTRUMENTS DEFINING THE RIGHTS OF SECURITY HOLDERS

     5 - NONE     VOTING TRUST AGREEMENTS

     6            MATERIAL CONTRACTS

         6.1 Memorandum of Understanding/Joint Venture Agreement between Omicron Technologies, Inc. and Viaspace Technologies LLC

         6.2      Addendum to Memorandum of Understanding Dated August 7, 1998

         6.3      Website Sale and Internet Casino Access License Agreement

         6.4 Purchase Agreement between Omicron Technologies Inc., and Kaleidoscope International Ltd.

         6.5 Agreement between Omicron Technologies Inc. and Fairwind Technologies Ltd. for Software Development

         6.6 Option Acquisition Agreement between Omicron Technologies Inc. and ViaSpace Technologies, LLC

         6.7 Acknowledgment/Agreement between Gary Robinson and Omicron Technologies, Inc.

         6.8 Acknowledgment/Agreement between Sterling Klein and Omicron Technologies, Inc.

         6.9 Share Exchange Agreement between DynCom Inc. and Omicron Technologies, Inc.

         6.10 Merger Agreement by and among Omicron Technologies, Inc., Interactive Radio Corporation, Viaspace Radio, Inc., Viaspace Technologies LLC, Gary Noreen and Radio Satellite Corporation

         6.11     Omicron Technologies, Inc. Share Purchase Agreement

         6.12     Common Stock Purchase Agreement

         6.13     Common Stock Purchase Warrant (Sample)

     7 - NONE     MATERIAL FOREIGN PATENTS

     27           FINANCIAL DATA SCHEDULE


                                   SIGNATURES

         In accordance with Section 12 the Securities and Exchange Act of 1934 the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              OMICRON TECHNOLOGIES, INC.




DATED: December 22, 1999                      BY: /s/ Barrett Sleeman
                                                  -----------------------------
                                                  BARRETT SLEEMAN
                                                  President

                              FINANCIAL STATEMENTS

          NO:                      DESCRIPTION

         FS-1 Omicron Technologies, Inc. Financial Audited Statements Year Ended December 31, 1998

         FS-2 Omicron Technologies, Inc. Unaudited Interim Non-Consolidated Financial Statements As At September 30, 1999

         FS-3 Omicron Technologies, Inc. Unaudited Non-Consolidated Financial Statements As At November 30, 1999.

                                  EXHIBIT FS-1
                                  ------------


                      OMICRON TECHNOLOGIES, INC. FINANCIAL
                AUDITED STATEMENTS YEAR ENDED DECEMBER 31, 1998

                           OMICRON TECHNOLOGIES, INC.
                          (A Development Stage Company)
                              FINANCIAL STATEMENTS
                                DECEMBER 31, 1998





















                            MARVIN N. WINICK, B.Sc.,
                              CHARTERED ACCOUNTANT

MARVIN N. WINICK, B.Sc.,
  Chartered Accountant

--------------------------------------------------------------------------------
                                                          16 Julia Street
                                                          Thornhill, Ontario
                                                          L3T4R9

                                                          Tel No. (905) 731-0189
                                                          Fax No. (905) 764-3049

                                AUDITOR'S REPORT

To the Shareholders of
Omicron Technologies, Inc.

--------------------------------------------------------------------------------

I have audited the consolidated balance sheet of Omicron Technologies, Inc. as at December 31, 1998 and the statements of operations, stockholders' equity, deficit and cash flows for the year then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 1998 and the results of its operations and its cash flows for the year then ended in accordance with generally accepted accounting principles.


/s/ Marvin N. Winick


Thornhill, Ontario
November 10, 1999.

OMICRON TECHNOLOGIES, INC.
(A Development Stage Company)
BALANCE SHEET
AS AT DECEMBER 31,1998

================================================================================

ASSETS

CURRENT
Cash                                                                   $   3,380
Deposit on purchase of option (Note 4)                                   750,000
================================================================================
                                                                         753,380


CAPITAL - AT COST
Computer equipment                                                        15,418
================================================================================


                                                                    $    768,798
================================================================================

OMICRON TECHNOLOGIES, INC.
(A Development Stage Company)
BALANCE SHEET
AS AT DECEMBER 31, 1998

================================================================================

LIABILITIES

CURRENT
Accounts payable and accrued charges                                $     44,019

LONG-TERM

Loans payable(Note 5)                                                  1,401,363
================================================================================
                                                                       1,445,382
================================================================================

STOCKHOLDERS' EQUITY

SHARE CAPITAL(Note 3)
50,000,000 common shares authorized, par value $ 0.001,
24,170,000 common shares issued                                          24,170

ADDITIONAL PAID-IN CAPITAL                                              878,830

DEFICIT                                                              (1,579,584)
================================================================================

                                                                       (676,584)
================================================================================


                                                                       $ 768,798
================================================================================

OMICRON TECHNOLOGIES, INC.
STATEMENT OF SHAREHOLDERS' EQUITY
FROM INCEPTION(FEBRUARY 2, 1988) TO DECEMBER 31, 1998
================================================================================

                                                                                    DISCOUNT ON
                                                                       CAPITAL IN    SALE OF
                                             COMMON        STOCK       EXCESS OF      COMMON      ACCUMULATED
                                             SHARES        AMOUNT      PAR VALUE      STOCK         DEFICIT
February 26, 1988 - issuance of stock
    for cash                                     5,000     $ 1,000     $  4,000     $      --     $        --

Net loss - February 2, 1988 to
  December 31, 1997                                 --          --           --            --          (6,772)

May 13, 1998 - stock split 200 to 1            995,000          --           --            --              --
July 7, 1998 - private placement            23,000,000      23,000           --            --              --
July 31, 1998 - private placement               70,000          70      349,930            --              --
September 2, 1998 - private placement .         50,000          50      249,950            --              --
September 21, 1998 - private placement          50,000          50      274,950            --              --


Net loss - year ended December 31, 1998             --          --           --            --      (1,572,812)
==============================================================================================================

Balance - December 31, 1998                 24,170,000     $24,170     $878,830            --     $(1,579,584)
==============================================================================================================

OMICRON TECHNOLOGIES, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF EARNINGS
FOR THE YEAR ENDED DECEMBER 31,1998

================================================================================

REVENUE                                                            $         --
================================================================================

EXPENSES

Referral fee(Note 10)                                                 1,250,000
Consulting fees                                                          73,350
Investor relations                                                       67,000
Management fees                                                          65,000
Travel                                                                   32,068
Legal fees                                                               31,461
Printing and reproduction                                                11,397
Advertising and promotion                                                11,392
Dues and fees                                                             7,500
Internet costs                                                            6,177
Transfer agent fees                                                       4,838
Postage and courier                                                       3,903
Telecommunications                                                        3,144
Financing costs                                                           1,950
Office and general                                                        1,917
Loan interest                                                             1,633
Bank service charges                                                         82
================================================================================
                                                                      1,572,812
================================================================================
NET LOSS FOR THE PERIOD                                              (1,572,812)

DEFICIT - BEGINNING OF YEAR                                              (6,772)
================================================================================

DEFICIT - END OF YEAR                                              $ (1,579,584)
================================================================================

Weighted Average Net Loss Per Share                                $      (0.13)
                                                                   ============

Weighted Average Number of Shares                                    11,983,334
                                                                   ============

OMICRON TECHNOLOGIES, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31,1998

================================================================================

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year                                              $ (1,572,812)
Deposit on purchase of option                                          (750,000)
Increase in accounts payable                                             42,247
================================================================================

NET CASH USED BY OPERATING ACTIVITIES                                (2,280,565)
================================================================================
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of computer equipment                                       (15,418)
================================================================================

NET CASH USED BY INVESTING ACTIVITIES                                   (15,418)
================================================================================

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common stock                                                 23,170
Loans payable                                                         1,401,363
Capital in excess of par value                                          874,830
================================================================================

NET CASH PROVIDED FROM FINANCING ACTIVITIES                           2,299,363
================================================================================


NET CHANGE IN CASH                                                        3,380

CASH - BEGINNING OF YEAR                                                     --
================================================================================
CASH - END OF YEAR                                                 $      3,380
================================================================================

OMICRON TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
AS AT DECEMBER 31, 1998
--------------------------------------------------------------------------------

1.       HISTORY AND ORGANIZATION

         The Company was incorporated on February 2,1988, pursuant to the laws of the State of Florida under the name of All Nations Catering, Inc.

         On June 19,1998 the Company changed its name to Omicron Technologies, Inc.

         On May 20,1998, the Company received clearance for an unpriced quotation on the OTC Bulletin Board.

2.       SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

         Omicron Technologies, Inc. together with its subsidiaries through acquisition and software development are in the developing stages of production of various products and services which include "APS" and "APS" Wireless Technology and internet related services.

         The APS technology is based on a new digital and wireless technology that will be have wide industrial and residential use especially in connection with digital cameras that will be available in security and surveillance type applications.

         The technology was developed through NASA's Jet Propulsion Laboratory which was originally created for NASA's space program. The technology is an electronic "eye" that utilizes amplified pixels or picture element in a semiconductor chip. The new APS technology shadows the conventional Charge-Coupled Device (CCD) sensor, which is currently used in all image devices. Smaller than the CCD, with superior video imaging capabilities, using approximately 100 times less power than CCD at about 1/5 of the cost, the APS technology provides a unique opportunity for the miniaturization of a full motion video camera down to the size of a microchip.

         The Company will focus the use of its CMOS APS digital imaging technology primarily in the new consumers products sector. These include products in the car, camera, computer, hand-held devices, imaging devices, medicine and toy industries.

         Omicron's newest venture, MaXum Bingo purchased from Kaleidoscope International Ltd. Will deliver to bingo players, live, dynamic access to Bingo wagering via PC or WebTV. MaXum hosts a rich, dynamic graphic that will provide players with a real sense of action and participation with no software downloads. MaXum utilizes a sophisticated, robotic Java camera. MaXum bingo players will have access to real and live interactive MaXum Bingo from the actual bingo hall.

OMICRON TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
AS AT DECEMBER 31, 1998
--------------------------------------------------------------------------------

2.       SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


         The Company has also acquired after the year end, see Note 9, the licence to use an internet site for the Lucky Eight Casino, the Company's online casino website targeting Chinese speaking communities worldwide. The site will also be available in Japanese and Korean, as well as five other languages. Lucky Eight works in conjunction with Asian web browsers and operating systems

         The Company has also acquired in 1999 Cyberweb Systems, Inc. see Note 9, a private company which specializes in Internet gaming software development. Cyberweb has an extensive online contact directory for Asian individuals and businesses. Cyberweb also hosts and designs Internet websites. Cyberweb has also developed a new full-service financial information website developed by Cyberweb. The site will include free realtime quotes on all US and Canadian stocks, as well as Java chat, COMTEX news and free portfolio tracking that will send updates via email when a stock price reaches a high or low parameter set by the user.


         MANAGEMENT USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results may differ from those estimates.

         CAPITAL ASSETS

         Computer equipment is stated at cost. No depreciation has been taken in these financial statements because of the fact that the Company is a development stage company and as such has no revenues. It has been established that depreciation will commence when the company has revenues to match such cost against.

         PRODUCT DEVELOPMENT COSTS

         Software development costs are required to be capitalized when a product's technological feasibility has been established by completion of a working model of the product and ending when a product is available for general release to customers.

OMICRON TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
AS AT DECEMBER 31, 1998
--------------------------------------------------------------------------------

2.       SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         INTERNAL-USE SOFTWARE

         Effective January 1, 1999 the Company will adopt Statement of Position
         (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This standard requires certain direct development costs associated with internal use software to be to be capitalized including external direct costs of material and services and payroll costs for employees devoting time to the software projects. Costs incurred during the preliminary project stage, as well as for maintenance and training are expenses as incurred.

         EARNINGS OR LOSS PER SHARE

         Earnings or loss per share is calculated using the basic weighted averaged number of common stock outstanding. Net loss per share - diluted is not presented because the inclusion of common share equivalents would be anti-dilutive.

         INCOME TAXES


         The Company has incurred certain operational losses in its development stage. The tax benefit of such losses has not been reflected in these financial statements until there is virtual certainty that such losses can be utilized before they expire for income tax purposes.

         FOREIGN CURRENCY TRANSLATION

         The Company maintains its books and records in United States Dollars. Foreign currency transactions are translated using the temporal method. Under this method, all monetary items are translated into U.S. funds at the rate of exchange prevailing at the balance sheet date. Non-Monetary items are translated at historical rates. Transaction gains and losses are included in the determination of earnings for the year.

         BASIS OF PRESENTATION

         For these interim financial statements the Company has accounted for its interest in its wholly-owned subsidiaries at cost. At this time there has been little or no significant activity in such subsidiaries as they have just started operations over the last month.

OMICRON TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
AS AT DECEMBER 31,1998
--------------------------------------------------------------------------------

2.       SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         CASH EQUIVALENTS

         The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

         COMPENSATION FOR SERVICES RENDERED FOR STOCK

         The Company issued shares for common stock in lieu of services rendered. The costs of the services are valued according to the term of relative agreements, market value on the date of obligation, or based on the requirements of Form S-8, if applicable. The costs of such services has been charged to operations to the various accounts in which such services are categorized.

3.       SHARE CAPITAL

         (i) On February 26,1988, the Company issued 5,000 shares of its $1.00 par value common stock for services of $5,000.

         (ii) On May 13,1998, the company increased its authorized capital to 50,000,000 common shares and changed the par value to $0.001. In addition the existing issued stock was exchanged at the rate of 200 shares of new stock for each share of existing stock and as result 1,000,000 new shares issued.

         (iii) On July 7, 1998 the Company closed a private placement and issued a total of 23,000,000 common shares at a price of $0.001 per share for total proceeds of $ 23,000.

         (iv) On July 31, 1998 the Company closed an additional private placement and issued a total of 70,000 common shares at a price of $5.00 per share for total proceeds of $ 350,000.

         (v) On September 2,1998 the Company closed a third private placement and issued a total of 50,000 common shares at a price of $5.00 per share for total proceeds of $ 250,000.

         (vi) On September 21,1998 the Company closed a fourth private placement and issued a total of 50,000 common shares at a price of $5.50 per share for total proceeds of $ 275,000.

OMICRON TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
AS AT DECEMBER 31, 1998
--------------------------------------------------------------------------------

3.       SHARE CAPITAL (CONTINUED)

         On January 29, 1999 the Company entered into an agreement with Pannstar Lines of Las Vegas, Nevada to sell 2,451,500 common shares from treasury at a price of $ 4.65 per share for a total aggregate price of $11,399,475. Upon completion of this offering the Company has agreed to pay a referral fee to Sukhvinder Johal in the amount of 120,000 common shares. This agreement is in effect for a period of one year upon which time it will become null and void if not completed.

4.       DEPOSIT ON PURCHASE OF OPTION

         The Company entered into an "Memorandum of Understanding" with a company, ViaSpace Technologies LLC, a technology incubation company whose charter is to develop and commercialize new high technologies on August 7, 1998. ViaSpace has an option to acquire from Caltech the license for the "APS" and "APS" (Active Pixel Sensor) Technology. Omicron and ViaSpace were to enter into a joint venture to develop certain applications relating to the technology. Omicron was to fund the development of the technology by ViaSpace at an at an estimated cost of $3,750,000. Omicron had advanced a total of $750,000 in connection with the funds necessary to develop such applications.

         The Company is now in negotiations with ViaSpace with a view to purchasing 100% of the licence. ViaSpace also owns certain proprietary rights to other related technologies to which Omicron would like to obtain. The value of such an acquisition cannot be determined at this time as negotiations are still continuing.

5.       LOANS PAYABLE

         Advances for related parties are non-interest bearing(except as noted below), are unsecured and have no fixed terms of repayment.

         These loans(except as noted below) result from the fact that certain individuals have paid for consulting and/or referral or other such services with their own stock on behalf of the Company for expediency purposes with the express knowledge that the Company would replace such stock with stock issued from the Company.

         On October 22, 1999, the individuals involved entered into an agreement with the Company acknowledging that such stock will be replaced. At such time that the stock is returned, the loans payable as set out below will be converted on the books and records of the Company to share capital

  OMICRON TECHNOLOGIES, INC.
  NOTES TO FINANCIAL STATEMENTS
  AS AT DECEMBER 31, 1998
--------------------------------------------------------------------------------

5.       LOANS PAYABLE (CONTINUED)

         Summary of loans payable:

                  Loans payable - for third party services(1)        $ 1,314,750

                  Loans payable - other(2)                                19,980
                                                                     -----------

                                                                     $ 1,334,730
                                                                     ===========

          (1)     Sterling Klein                                     $    77,250

                  Gary Robinson                                        1,237,500
                                                                     -----------

                                                                     $ 1,314,750
                                                                     ===========

         2. The loan from Gemini Trading a shareholder, bears interest at the rate of 8% per annum.

6.       SUBSEQUENT EVENTS

         Cyberweb Systems Inc.

         On July 5, 1999, the Company acquired all the outstanding shares of Cyberweb Systems Inc. a private Canadian company which carries on the business of developing computer software, hosting and designing websites and providing computer consulting to other firms. The purchase price of the acquisition was 175,000 shares of 144 common stock of Omicron or $185,938.

         Kaleidoscope International Ltd.

         On July 16, 1999, the Company acquired all the assets of Kaleidoscope International Ltd., a Belize Corporation consisting of the following:

         a)       Three Universal Resource Locators;

         b)       Sony Digital Camera and cabling;

         c)       Demonstration drivers for Java Camera;

         d)       MaXuM Bingo html development software and design; and

         e)       A 300 MH Celeron computer.

OMICRON TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
AS AT DECEMBER 31, 1998
--------------------------------------------------------------------------------

6.       SUBSEQUENT EVENTS

         Kaleidoscope International Ltd. (Continued)

         The Company exchanged 250,000 shares of restricted 144 stock for the acquisition. Thus the purchase price in equivalent dollars was $335,938.

         Global Interactive, Ltd.

         On June 4, 1999 the Company entered into a licencing agreement with Global Interactive Ltd., a Nevis Corporation on a non-exclusive basis to purchase an Internet website which will direct Internet gainers to a Casino giving the Company the right to process such customer activities through the Casino. The Company has paid an initial licencing fee of $45,000 which is non-refundable. The term of the licence is for 3 years and is automatically renewed annually indefinitely.

         Remuneration to the Licensor is as follows on a monthly basis, based on the net revenue less all applicable fees:

         a)       up to $500,000                          35%

         b)       $500,000 to $1,000,000                  30%

         c)       over $1,000,000                         25%

         Fairwind Technologies Ltd.

         On September 17, 1999, the Company entered into a software development agreement with Fairwind Technologies Ltd., a British Columbia corporation. Fairwind has been engaged to develop "Front-End Product" and "Back-End Product" technology used by customers on the internet for which Omicron is acquiring the distribution rights of the Products more specifically described as follows:

         Front-End Product

         Front-End Product means computer software developed and owned by Fairwind comprising the web pages and game client software which provides the playing of games as follows:


         a) single player game with server: video poker, slot machine, black jack, roulette, and craps;

         b)       multi-user game with server: black jack, roulette; and

         c)       multi-player games: poker, roulette, baccarat and black jack.

OMICRON TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
AS AT DECEMBER 31, 1998
--------------------------------------------------------------------------------

6.       SUBSEQUENT EVENTS (CONTINUED)
         FAIRWIND TECHNOLOGIES LTD. (CONTINUED)

         Back- End Product

         Back-End Product means computer software developed by Fairwind comprising the accounting communications and administration modules which inter-operate with the Front-End Product

         The Company has agreed to pay Fairwind Technologies Ltd., a total of $548,000 in Canadian funds both in cash and in free trading shares based on the completion of the development of the Products.

         The acquisition price shall be paid as follows:

         a)       $ 411,000 Canadian by way of monies; and

         b) $ 137,000 Canadian by way of issuance of Omicron free trading stock.

         The payment schedule for the above is as follows:

         a) $ 123,300 Canadian shall be paid within 3 days of execution of the Agreement and delivery of 12,050 shares of free trading stock, and an option to acquire 6,025 shares at the option price of U.S. $ 2.31 within 30 days.

         b) the balance of the purchase price shall be paid within 14 days after completion of the technology which is scheduled to be December 15, 1999.

         The Conversion Price relating to the common stock is defined in this Agreement as being the weighted average of the closing trading price of the shares for the 10 trading days immediately prior to the date of acceptance of the Products.

         If for some reason Omicron cannot deliver free trading stock, then Omicron may deliver to Fairwind restricted stock whose restriction for conversion cannot be greater than 1 year and the number of shares delivered would have to equal 120% of the number of free trading stock that would have had to be delivered.

OMICRON TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
AS AT DECEMBER 31,1998
--------------------------------------------------------------------------------

6.       SUBSEQUENT EVENTS(CONTINUED)

         INVESTMENT IN DYNCOM INC.

         On October 19, 1999, the company completed the acquisition of approximately 15% of a Company called DynCom Inc., a Colorado corporation. The Company purchased 600,000 shares of DynCom Inc. for 200,000 shares of restricted 144 common stock at a price of $3.00 per share for a total consideration of $ 600,000 US. Additionally the Company received stock warrants totaling 600,000 exercisable at $ 1.00 per share.

         DynCom Inc. is a company in the business of combining smart device, biometric, proprietary, and internet/Intranet technologies into effective and efficient e-solutions, e-applications and e-products.

         ACQUISITION OF VIASPACE RADIO, INC. AND RADIO SATELLITE CORPORATION

         In October 1999, the Company completed the acquisition of ViaSpace Radio, Inc. and Radio Satellite Corporation. Both ViaSpace and Radio were merged into one company called Interactive Radio Corporation. Omicron paid a total of 5,000,000 shares of restricted 144 common stock to the shareholders for a total consideration of $15,468,750.

         Radio Satellite Corporation owns three patents which combine navigation, broadcast and two-way communication services to provide mobile users with e-commerce, e-mail, digital quality music, travel, security, global positioning and gaming at a relatively low cost. The initial marketing will be on the automotive, trucking and recreational vehicle markets.

         FINANCING AGREEMENT - ORIENT STAR FINANCE LTD.

         On October 5, 1999 the Company completed a financing agreement with Orientstar Finance Ltd. The total amount to be received under this agreement is $ 1,000,000 in four equal installments of $ 250,000 each. The agreement was completed in conjunction with Rule 504 Regulation D of the Securities Act which allows the company to issue free trading stock in exchange for cash. The first two installments are exchanged for shares at 65% of the closing bid on the day the funds are escrowed while the third and fourth installments are exchanged for stock at 70% of the closing bid the day the funds are escrowed. Total commissions in connection with the transaction are 10% and are deducted from each installment.

7.       SALE OF SUB-LICENCES

         On September 15, 1999, the Company through its wholly-owned subsidiary MaXum Entertainment Ltd., a Belize Corporation, sold 4 sublicence agreements in connection with its internet gaming for a total purchase price of $ 1,200,000 of which a deposit of $50,557. The balance of the monies are due when the internet gaming site becomes operational which is expected to be sometime in January 2000.

OMICRON TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
AS AT DECEMBER 31, 1998
--------------------------------------------------------------------------------

8.       GOING CONCERN CONCEPT.

         The Company is a development stage company, and as such is dependent upon its ability to raise capital through private and public funding. If this funding is not raised, then there is uncertainty about the company's ability to continue as a going concern until such time as the Company commences operations. Such operations are to begin in the first few months of year 2000.

9.       EXECUTIVE COMPENSATION

         On June 15, 1998 the Company entered into a consulting agreement with SIU Financial Corporation, a company owned by Sak Narwal, the CFO of the Company to provide services to the Company at the rate of $ 120,000 per year or $ 10,000 per month. The monthly amount charged includes rental of offices, telephone, computer and other related costs paid by SIU on behalf of Omicron. In the event that the Company is unable to pay for such services as outlined above monthly, SIU has agreed to treat such monies as a loan and such loan shall bear interest at the rate of 8% per annum compounded on an annual basis at December 31.

10.      REFERRAL FEE

         In August 1998, a referral fee of 1,000,000 shares of common stock was paid to Kamal Alawas in connection with the option purchase of ViaSpace Technologies, LLC technology. The equivalent dollar value of the stock at that time was $ 1.25 per share for a total consideration of $1,250,000.

                                  EXHIBIT FS-2

                           OMICRON TECHNOLOGIES, INC.
                       UNAUDITED INTERIMNON-CONSOLIDATED
                              FINANCIAL STATEMENTS
                            AS AT SEPTEMBER 30, 1999

                           OMICRON TECHNOLOGIES, INC.
                          (A Development Stage Company)
                       UNAUDITED INTERIM NON-CONSOLIDATED
                              FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999




MARVIN N. WINICK, B.Sc.,
CHARTERED ACCOUNTANT

MARVIN N. WINICK, B.Sc.,
Chartered Accountant

                                                         16 Julia Street
                                                         Thornhill, Ontario
                                                         L3T4R9

                                                         Tel No. (905) 731-0189
                                                         Fax No. (905) 764-3049


NOTICE TO READER


I have compiled the non-consolidated interim balance sheet of OMICRON TECHNOLOGIES, INC. as at September 30, 1999, and the non-consolidated interim statements of operations, stockholders' equity, deficit and cash flows for the nine months then ended from information supplied by management.

I have not audited, reviewed or otherwise attempted to verify the accurate or completeness of such information.

Readers are cautioned that these statements may not be appropriate for their purposes.


/S/ Marvin N. Winick
--------------------------------
Marvin N. Winick, B.Sc.,
Chartered Accountant

Thornhill, Ontario
November 15, 1999

OMICRON TECHNOLOGIES, INC.
(A Development Stage Company)
NON-CONSOLIDATED INTERIM BALANCE SHEET
AS AT SEPTEMBER 30,1999
(UNAUDITED)
-------------------------------------------------------------------------------

ASSETS
CURRENT
Cash                                                                  $    7,816
Deposit on purchase of option(Note 4)                                    750,000
--------------------------------------------------------------------------------
                                                                         757,816
--------------------------------------------------------------------------------
INVESTMENTS
Investment in and advances to wholly-owned subsidiaries(Note 5)         310,973
--------------------------------------------------------------------------------
CAPITAL - AT COST
Demonstration equipment                                                   12,650
Computer equipment                                                        24,918
Computer software                                                         20,000
--------------------------------------------------------------------------------
                                                                          57,568
--------------------------------------------------------------------------------
OTHER - AT COST
Internet and website licenses                                            345,788
Software development                                                      84,360
--------------------------------------------------------------------------------

                                                                         430,148
--------------------------------------------------------------------------------
                                                                      $1,556,505
================================================================================

OMICRON TECHNOLOGIES, INC.
(A Development Stage Company)
NON-CONSOLIDATED INTERIM BALANCE SHEET
AS AT SEPTEMBER 30, 1999
(UNAUDITED)
-------------------------------------------------------------------------

LIABILITIES
CURRENT
Accounts payable and accrued charges                          $   217,972
Deposit on acquisition of website license(Note 7)                   50,557
-------------------------------------------------------------------------
                                                                  268,529
LONG-TERM
Loans payable(Note 6)                                           4,514,825
-------------------------------------------------------------------------
                                                                4,783,354
-------------------------------------------------------------------------
STOCKHOLDERS' EQUITY
SHARE CAPITAL(Note 3)
50,000,000 common shares authorized, par value $ 0.001,
24,595,000 common shares issue                                     24,595
ADDITIONAL PAID-IN CAPITAL                                      1,400,281
DEFICIT                                                        (4,646,491)
-------------------------------------------------------------------------
                                                               (3,221,615)
-------------------------------------------------------------------------
                                                              $ 1,561,739
-------------------------------------------------------------------------

OMICRON TECHNOLOGIES, INC.
NON-CONSOLIDATED INTERIM STATEMENT OF STOCKHOLDERS' EQUITY
FROM INCEPTION (FEBRUARY 2,1988) TO SEPTEMBER 30,1999
(UNAUDITED)

                                                                                                      Discount on
                                                                                         Capital in      Sale of
                                                        Common            Stock           Excess of      Common         Accumulated
                                                        Shares           Amount           Par Value      Stock           Deficit
February 26, 1988 - issuance of stock
    for cash                                             5,000       $     1,000       $     4,000       $--              $   --
Net loss - February 2, 1988 to
  December 31, 1997                                       --                --                --          --               (6,772)
May 13, 1998 - stock split 200 to 1                    995,000              --                --          --                  --
July 7, 1998 - private placement                    23,000,000            23,000              --          --                  --
July 31, 1998 - private placement                       70,000                70           349,930        --                  --
September 2, 1998 - private placement                   50,000                50           249,950        --                  --
September 21, 1998 - private placement                  50,000                50           274,950        --                  --
Net loss - year ended December 31, 1998                   --                --                --          --          (1,572,812)
                                                    ----------------------------------------------------------------------------

Balance - December 31, 1998                         24,170,000            24,170           878,830        --          (1,579,584)
July 5, 1999 - Acquisition of Cyberweb                 175,000               175           185,763        --                  --
July 16,1999 - Acquisition of Kaleidoscope             250,000               250           335,688        --                  --
Net loss - period ended September 30, 1999                --                --                --          --          (3,066,907)
                                                    ----------------------------------------------------------------------------
  Balance - September 30, 1999                      24,595,000       $    24,595       $ 1,400,281       $--        $ (4,646,491)
                                                    ============================================================================


OMICRON TECHNOLOGIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NON-CONSOLIDATED INTERIM STATEMENT OF EARNINGS AND DEFICIT
FOR THE NINE MONTHS ENDED SEPTEMBER 30,1999
(UNAUDITED)

REVENUE                                              $        --
                                                     -----------
EXPENSES
Consulting fees                                        1,484,043
Investor relations                                       977,615
Website costs                                            395,341
Management fees(Note 10)                                  90,000
Professional fees                                         35,727
Printing and reproduction                                 16,870
Travel                                                    15,481
Advertising and promotion                                 14,860
Telecommunications                                         9,044
Loan interest                                              7,312
Postage and courier                                        6,351
Transfer agent fees                                        5,250
Office and general                                         5,043
Dues and fees                                              1,945
Internet costs                                             1,604
Bank service charges                                         421
                                                     -----------
                                                       3,066,907
                                                     -----------
NET LOSS FOR THE PERIOD                               (3,066,907)
DEFICIT - BEGINNING OF PERIOD                         (1,579,584)
                                                     -----------
DEFICIT - END OF PERIOD                             $ (4,646,491)
                                                     -----------
Weighted Average Net Loss Per Share                 $      (0.13)
                                                     ===========
Weighted Average Number of Shares Outstanding         24,297,577
                                                     ===========

OMICRON TECHNOLOGIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NON-CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30,1999
(UNAUDITED)


CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year                                             $(3,066,907)
Deposit on acquisition of website                                      50,557
Increase in accounts payable                                          102,086
--                                                                -----------
NET CASH USED BY OPERATING ACTIVITIES                              (2,914,264)
--                                                                -----------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of internet and website licenses                            (345,788)
Software development costs                                            (84,360)
Investment in and advances to non-consolidated subsidiaries          (310,973)
Acquisition of demonstration equipment                                (12,650)
Acquisition of computer software                                      (20,000)
Acquisition of computer equipment                                      (9,500)
--                                                                -----------
NET CASH USED BY INVESTING ACTIVITIES                                (783,271)
--                                                                -----------
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common stock                                                  425
Loans payable                                                       3,180,095
Capital in excess of par value                                        521,451
--                                                                -----------
NET CASH PROVIDED FROM FINANCING ACTIVITIES                         3,701,971
--                                                                -----------
NET CHANGE IN CASH                                                      4,436
CASH - BEGINNING OF PERIOD                                              3,380
--                                                                -----------
CASH - END OF PERIOD                                              $     7,816
=                                                                 ===========

OMICRON TECHNOLOGIES, INC.
NOTES TO NON-CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS AT SEPTEMBER 30, 1999
(UNAUDITED)

1.       HISTORY AND ORGANIZATION

         The Company was incorporated on February 2,1988, pursuant to the laws of the State of Florida under the name of All Nations Catering, Inc.

         On May 13,1998 the Company changed its name to Omicron Technologies,
         Inc.

         On May 20,1998, the Company received clearance for an unpriced quotation on the OTC Bulletin Board.

2.       SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

         Omicron Technologies, Inc. together with its subsidiaries through acquisition and software development are in the developing stages of production of various products and services which include "APS" and "APS" Wireless Technology and internet related services.

         The APS technology is based on a new digital and wireless technology that will be have wide industrial and residential use especially in connection with digital cameras that will be available in security and surveillance type applications.

         The technology was developed through NASA's Jet Propulsion Laboratory which was originally created for NASA's space program. The technology is an electronic "eye" that utilizes amplified pixels or picture element in a semiconductor chip. The new APS technology shadows the conventional Charge-Coupled Device (CCD) sensor, which is currently used in all image devices. Smaller than the CCD, with superior video imaging capabilities, using approximately 100 times less power than CCD at about 1/5 of the cost, the APS technology provides a unique opportunity for the miniaturization of a full motion video camera down to the size of a microchip.

         The Company will focus the use of its CMOS APS digital imaging technology primarily in the new consumers products sector. These include products in the car, camera, computer, hand-held devices, imaging devices, medicine and toy industries.

         Omicron's newest venture, MaXum Bingo purchased from Kaleidoscope International Ltd. Will deliver to bingo players, live, dynamic access to Bingo wagering via PC or WebTV. MaXum hosts a rich, dynamic graphic that will provide players with a real sense of action and participation with no software downloads. MaXum utilizes a sophisticated, robotic Java camera. MaXum bingo players will have access to real and live interactive MaXum Bingo from the actual bingo hall.

OMICRON TECHNOLOGIES, INC.
NOTES TO NON-CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS AT SEPTEMBER 30,1999
(UNAUDITED)

2.       SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         The Company has also acquired the licence to use an internet site for the Lucky Eight Casino, the Company's online casino website targeting Chinese speaking communities worldwide. The site will also be available in Japanese and Korean, as well as five other languages. Lucky Eight works in conjunction with Asian web browsers and operating systems

         The Company has also acquired in 1999 Cyberweb Systems, Inc. a private company which specializes in Internet gaming software development. Cyberweb has an extensive online contact directory for Asian individuals and businesses. Cyberweb also hosts and designs Internet websites. Cyberweb has also developed a new full-service financial information website developed by Cyberweb. The site will include free real-time quotes on all US and Canadian stocks, as well as Java chat, COMTEX news and free portfolio tracking that will send updates via email when a stock price reaches a high or low parameter set by the user.

         MANAGEMENT USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results may differ from those estimates.

         CAPITAL ASSETS

         Computer equipment is stated at cost. No depreciation has been taken in these financial statements because of the fact that the Company is a development stage company and as such has no revenues. It has been established that depreciation will commence when the company has revenues to match such cost against.

         PRODUCT DEVELOPMENT COSTS

         Software development costs are required to be capitalized when a product's technological feasibility has been established by completion of a working model of the product and ending when a product is available for general release to customers.

OMICRON TECHNOLOGIES, INC.
NOTES TO NON-CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS AT SEPTEMBER 30, 1999
(UNAUDITED)
-------------------------------------------------------------------------------

2.   SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     INTERNAL-USE SOFTWARE

     Effective January 1, 1999 the Company will adopt Statement of Position
     (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This standard requires certain direct development costs associated with internal-use software to be to be capitalized including external direct costs of material and services and payroll costs for employees devoting time to the software projects. Costs incurred during the preliminary project stage, as well as for maintenance and training are expenses as incurred.

     EARNINGS OR LOSS PER SHARE

     Earnings or loss per share is calculated using the weighted averaged number of common stock outstanding.

     INCOME TAXES

     The Company has incurred certain operational losses in its development stage. The tax benefit of such losses has not been reflected in these financial statements until there is virtual certainty that such losses can be utilized before they expire for income tax purposes.

     FOREIGN CURRENCY TRANSLATION

     The Company maintains its books and records in United States Dollars. Foreign currency transactions are translated using the temporal method. Under this method, all monetary items are translated into U.S. funds at the rate of exchange prevailing at the balance sheet date. Non-Monetary items are translated at historical rates. Transaction gains and losses are included in the determination of earnings for the year.

     BASIS OF PRESENTATION

     For these interim financial statements the Company has accounted for its interest in its wholly-owned subsidiaries at cost. At this time there has been little or no significant activity in such subsidiaries as they have just started operations over the last month.

OMICRON TECHNOLOGIES, INC.
NOTES TO NON-CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS AT SEPTEMBER 30, 1999
(UNAUDITED)

3.       SHARE CAPITAL

         (i) On February 26, 1988, the Company issued 5,000 shares of its $1.00 par value common stock for services of $ 5,000.

         (ii) On May 13, 1998, the company increased its authorized capital to 50,000,000 common shares and changed the par value to $0.001. In addition the existing issued stock was exchanged at the rate of 200 shares of new stock for each share of existing stock and as result 1,000,000 new shares issued.

         (iii) On July 7, 1998 the Company closed a private placement and issued a total of 23,000,000 common shares at a price of $0.001 per share for total proceeds of $ 23,000.

         (iv) On July 31, 1998 the Company closed an additional private placement and issued a total of 70,000 common shares at a price of $ 5.00 per share for total proceeds of $ 350,000.

         (v) On September 2, 1998 the Company closed a third private placement and issued a total of 50,000 common shares at a price of $ 5.00 per share for total proceeds of $ 250,000.

         (vi) On September 21, 1998 the Company closed a fourth private placement and issued a total of 50,000 common shares at a price of $ 5.50 per share for total proceeds of $ 275,000.

         On January 29, 1999, the Company entered into an agreement with Pannstar Lines of Las Vegas, Nevada, to sell 2,451,500 common shares from treasury at a price of $ 4.65 per share for a total aggregate price of $ 11,399,475. Upon completion of this offering the Company has agreed to pay a referral fee to Sukhvinder Johal in the amount of 120,000 shares. This agreement is in effect for one year and will become null and void if not completed.

4.       DEPOSIT ON PURCHASE OF OPTION

         The Company entered into an "Memorandum of Understanding" with a company, ViaSpace Technologies LLC, a technology incubation company whose charter is to develop and commercialize new high technologies on August 7, 1998. ViaSpace has an option to acquire from Caltech the license for the "APS" and "APS" (Active Pixel Sensor) Technology. Omicron and ViaSpace were to enter into a joint venture to develop

OMICRON TECHNOLOGIES, INC.
NOTES TO NON-CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS AT SEPTEMBER 30, 1999
(UNAUDITED)

4.       DEPOSIT ON PURCHASE OF OPTION (CONTINUED)

         certain applications relating to the technology. Omicron was to fund the development of the technology by ViaSpace at an at an estimated cost of $ 3,750,000. Omicron had advanced a total of $ 750,000 in connection with the funds necessary to develop such applications.

         The Company is now in negotiations with ViaSpace with a view to purchasing 100% of the issued and outstanding shares of ViaSpace. ViaSpace also owns certain proprietary rights to other related technologies to which Omicron would like to obtain. The value of such an acquisition cannot be determined at this time as negotiations are still continuing.

5.       INVESTMENTS

         CYBERWEB SYSTEMS INC.

         On July 5, 1999, the Company acquired all the outstanding shares of Cyberweb Systems Inc. a private Canadian company which carries on the business of developing computer software, hosting and designing websites and providing computer consulting to other firms. The purchase price of the acquisition was 175,000 shares of 144 common stock of Omicron or $ 185,938.

         KALEIDOSCOPE INTERNATIONAL LTD.

         On July 16, 1999, the Company acquired all the assets of Kaleidoscope International Ltd., a Belize Corporation consisting of the following:

         a)       Three Universal Resource Locators;

         b)       Sony Digital Camera and cabling;

         c)       Demonstration drivers for Java Camera;

         d)       MaXuM Bingo html development software and design; and

         e)       A 300 MH Celeron computer.

         The Company exchanged 250,000 shares of restricted 144 stock for the acquisition. Thus the purchase price in equivalent dollars was $335,938.

OMICRON TECHNOLOGIES, INC.
NOTES TO NON-CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS AT SEPTEMBER 30, 1999
(UNAUDITED)
-------------------------------------------------------------------------------


5.   INVESTMENTS (CONTINUED)

     Global Interactive, Ltd.

     On June 4, 1999 the Company entered into a licencing agreement with Global Interactive Ltd., a Nevis Corporation on a non-exclusive basis to purchase an Internet website which will direct Internet gainers to a Casino giving the Company the right to process such customer activities through the Casino. The Company has paid an initial licencing fee of $45,000 which is non-refundable. The term of the licence is for 3 years and is automatically renewed annually indefinitely.

     Remuneration to the Licensor is as follows on a monthly basis, based on the net revenue less all applicable fees:

     a)   up to $500,000                35%

     b)   $500,000 to $1,000,000        30%

     c)   over $1,000,000               25%

     Fairwind Technologies Ltd.

     On September 17, 1999, the Company entered into a software development agreement with Fairwind Technologies Ltd., a British Columbia corporation. Fairwind has been engaged to develop "Front-End Product" and "Back-End Product" technology used by customers on the internet for which Omicron is acquiring the distribution rights of the Products more specifically described as follows:

     Front-End Product

     Front-End Product means computer software developed and owned by Fairwind comprising the web pages and game client software which provides the playing of games as follows:

     a) single player game with server: video poker, slot machine, black jack, roulette, and craps;

     b)   multi-user game with server; black jack, roulette; and

     c)   multi-player games: poker, roulette, baccarat and black jack.

OMICRON TECHNOLOGIES, INC.
NOTES TO NON-CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS AT SEPTEMBER 30, 1999
(UNAUDITED)

5.       INVESTMENTS (CONTINUED)

         Fairwind Technologies Ltd. (Continued)

         Back-End Product

         Back-End Product means computer software developed by Fairwind comprising the accounting communications and administration modules which inter-operate with the Front-End Product

         The Company has agreed to pay Fairwind Technologies Ltd., a total of $ 548,000 in Canadian funds both in cash and in free trading shares based on the completion of the development of the Products.

         The acquisition price shall be paid as follows:

         a)       $411,000 Canadian by way of monies; and

         b) $137,000 Canadian by way of issuance of Omicron free trading stock.

         The payment schedule for the above is as follows:

         a) $123,300 Canadian shall be paid within 3 days of execution of the Agreement and delivery of 12,050 shares of free trading stock, and an option to acquire 6,025 shares at the option price of U.S. $2.31 within 30 days.

         b) the balance of the purchase price shall be paid within 14 days after completion of the technology which is scheduled to be December 15, 1999.

         The Conversion Price relating to the common stock is defined in this Agreement as being the weighted average of the closing trading price of the shares for the 10 trading days immediately prior to the date of acceptance of the Products.

OMICRON TECHNOLOGIES, INC.
NOTES TO NON-CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS AT SEPTEMBER 30,1999
(UNAUDITED)
--------------------------------------------------------------------------------
5.       INVESTMENTS (CONTINUED)

         Fairwind Technologies Ltd. (Continued)

         If for some reason Omicron cannot deliver free trading stock, then Omicron may deliver to Fairwind restricted stock whose restriction for conversion cannot be greater than 1 year and the number of shares delivered would have to equal 120% of the number of free trading stock that would have had to be delivered.

6.       LOANS PAYABLE

         Advances from related parties are non-interest bearing (except as noted below), are unsecured and have no fixed terms of repayment.

         These loans (except as noted below) result from the fact that certain significant shareholders have paid for consulting and/or referral or other such services with their own stock for expediency purposes with the express knowledge that the Company would replace such stock with stock issued from the Company.

         The individuals involved at entered into an agreement with the Company acknowledging that such stock will be replaced. At such time that the stock is returned, the loans payable as set out below will be converted on the books and records of the Company to share capital.

         Summary of loans payable:

         Loans payable - for third party services(1)              $ 4,213,905

         Loans payable - other(2)                                     300,920
                                                                  -----------
                                                                  $ 4,514,825
                                                                  ===========

OMICRON TECHNOLOGIES, INC.
NOTES TO NON-CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS AT SEPTEMBER 30,1999
(UNAUDITED)
--------------------------------------------------------------------------------
6.       LOANS PAYABLE (CONTINUED)

         Summary of loans payable:

         (1)      Sterling Klein                    $ 2,451,405

                  Gary Robinson                       1,762,500
                                                    -----------
                                                    $ 4,213,905
                                                    ===========

         (2) The loan from Gemini Trading a shareholder, bears interest at the rate of 8% per annum.

7.       SALE OF SUB-LICENCES

         On September 15, 1999, the Company through its wholly-owned subsidiary MaXum Entertainment Ltd., a Belize Corporation, sold 4 sublicence agreements in connection with its internet gaming for a total purchase price of $ 1,200,000 of which a deposit of $50,557. The balance of the monies are due when the internet gaming site becomes operational which is expected to be sometime in January 2000.

8.       GOING CONCERN CONCEPT

         The Company is a development stage company, and as such is dependent upon its ability to raise capital through private and public funding. If this funding is not raised, then there is uncertainty about the company's ability to continue as a going concern until such time as the Company commences operations. Such operations are to begin in the first few months of year 2000.

9.       SUBSEQUENT EVENTS

         FINANCING AGREEMENT - ORIENT STAR FINANCE LTD.

         On October 5, 1999 the Company completed a financing agreement with Orientstar Finance Ltd. The total amount to be received under this agreement is $ 1,000,000 in four equal installments of $ 250,000 each. The agreement was completed in conjunction with Rule 504 Regulation 0 of the Securities Act which allows the company to issue free trading stock in exchange for cash. The first two installments are exchanged for shares at 65% of the closing bid on the day the funds are escrowed while the third and fourth installments are exchanged for stock at 70% of the closing bid the day the funds are escrowed. Total commissions in connection with the transaction are 10% and are deducted from each installment.

OMICRON TECHNOLOGIES, INC. NOTES TO NON-CONSOLIDATED
INTERIM FINANCIAL STATEMENTS AS AT SEPTEMBER 30,1999
(UNAUDITED)

9.       SUBSEQUENT EVENTS (CONTINUED)

         Investment in DynCom Inc.

         On October 19, 1999, the company completed the acquisition of approximately 15% of a company called DynCom Inc., a Colorado corporation. The Company purchased 600,000 shares of DynCom Inc. for 200,000 shares of restricted 144 common stock at a price of $3.00 per share for a total consideration of $600,000 US. Additionally the Company received stock warrants totaling 600,000 exercisable at $1.00 per share.

         DynCom Inc. is a company in the business of combining smart device, biometric, proprietary, and internet/Intranet technologies into effective and efficient e-solutions, e-applications and e-products.

         Acquisition of ViaSpace Radio, Inc. and Radio Satellite Corporation

         In October 1999, the Company completed the acquisition of ViaSpace Radio, Inc. and Radio Satellite Corporation. Both ViaSpace and Radio were merged into one company called Interactive Radio Corporation. Omicron paid a total of 5,000,000 shares of restricted 144 common stock to the shareholders for a total consideration of $15,468,750.

         Radio Satellite Corporation owns three patents which combine navigation, broadcast and two-way communication services to provide mobile users with e-commerce, e-mail, digital quality music, travel, security, global positioning and gaming at a relatively low cost. The initial marketing will be on the automotive, trucking and recreational vehicle markets.

10.      EXECUTIVE COMPENSATION

         On June 1, 1998 the Company entered into a consulting agreement with SIU Financial Corporation, a company owned by Sak Narwal, the CFO of the Company to provide services to the Company at the rate of $120,000 per year or $10,000 per month. The monthly amount charged includes rental of offices, telephone, computer and other related costs paid by SIU on behalf of Omicron. In the event that the Company is unable to pay for such services as outlined above monthly, SIU has agreed to treat such monies as a loan and such loan shall bear interest at the rate of 8% per annum compounded on an annual basis at December 31.

                                  EXHIBIT FS-3

             OMICRON TECHNOLOGIES, INC. UNAUDITED NON-CONSOLIDATED
                 FINANCIAL STATEMENTS AS AT NOVEMBER 30, 1999,

                           OMICRON TECHNOLOGIES, INC.
                          (A Development Stage Company)

                       UNAUDITED INTERIM NON-CONSOLIDATED

                              FINANCIAL STATEMENTS

                                NOVEMBER 30, 1999


                            MARVIN N. WINICK, B.Sc.,
                              CHARTERED ACCOUNTANT

MARVIN N. WINICK, B.Sc.,
Chartered Accountant


                                                        16 Julia Street
                                                        Thornhill, Ontario
                                                        L3T4R9

                                                        Tel No. (905) 731-0189
                                                        Fax No. (905) 764-3049


NOTICE TO READER

I have compiled the non-consolidated interim balance sheet of OMICRON TECHNOLOGIES, INC. as at November 30, 1999, and the non-consolidated interim statements of operations, stockholders' equity, deficit and cash flows for the nine months then ended from information supplied by management.

I have not audited, reviewed or otherwise attempted to verify the accurate or completeness of such information.

Readers are cautioned that these statements may not be appropriate for their purposes.



/s/ Marvin N. Winick
-----------------------------
Marvin N. Winick, B.Sc.,
Chartered Accountant

Thornhill, Ontario
December 5, 1999

OMICRON TECHNOLOGIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NON-CONSOLIDATED INTERIM BALANCE SHEET
AS AT NOVEMBER 30, 1999
(UNAUDITED)


ASSETS

CURRENT
Cash                                                                   $ 3,535,888
Deposit on purchase of option(Note 4)                                      750,000
                                                                       -----------

                                                                         4,285,888
                                                                       ===========

INVESTMENTS
Investment in and advances to wholly-owned subsidiaries(Note 5)         16,375,688
Investments and advances - other(Note 5)                                   634,000
                                                                       -----------

                                                                        17,009,688
                                                                       ===========

CAPITAL - AT COST
Demonstration equipment                                                     12,650
Computer equipment                                                          30,488
Computer software                                                           20,000
                                                                       -----------
                                                                            63,138
                                                                       ===========


OTHER - AT COST
Internet and website licenses(Note 5)                                      345,788
Software development(Note 5)                                               132,762
                                                                       -----------
                                                                           478,550
                                                                       ===========
                                                                       $21,837,264
                                                                       ===========

OMICRON TECHNOLOGIES, INC.
(A Development Stage Company)
NON-CONSOLIDATED INTERIM BALANCE SHEET
AS AT NOVEMBER 30, 1999
(UNAUDITED)

LIABILITIES

CURRENT

Accounts payable and accrued charges                           $     63,754
Deposit on acquisition of website license(Note 7)                    50,557
                                                               ------------

                                                                    114,311
LONG-TERM

Loans payable(Note 6)                                               386,552
                                                               ------------

                                                                    500,863
                                                               ============

STOCKHOLDERS' EQUITY

SHARE CAPITAL(Note 3)
50,000,000 common shares authorized, par value $ 0.001,
40,045,660 common shares issue                                       40,046

ADDITIONAL PAID-IN CAPITAL                                       26,103,481

DEFICIT                                                          (4,807,126)
                                                               ------------

                                                                 21,336,401
                                                               ============


                                                               $ 21,837,264
                                                               ============

OMICRON TECHNOLOGIES, INC.
(A Development Stage Company)
NON-CONSOLIDATED INTERIM STATEMENT OF EARNINGS
FOR THE ELEVEN MONTHS ENDED NOVEMBER 30, 1999
(UNAUDITED)



REVENUE                                    $         --
                                           ------------

EXPENSES

Consulting fees                               1,484,043
Investor relations                              978,215
Website costs                                   412,481
Management fees                                 110,000
Professional fees                                78,104
Referral fees                                    33,594
Advertising and promotion                        19,874
Office and general                               17,232
Printing and reproduction                        16,870
Travel                                           18,330
Financing costs                                  15,000
Telecommunications                               14,313
Loan interest                                     9,286
Transfer agent fees                               7,331
Postage and courier                               6,384
Internet costs                                    3,884
Dues and fees                                     1,945
Bank service charges                                656
                                           ------------

                                              3,227,542
                                           ============

NET LOSS FOR THE PERIOD                      (3,227,542)

DEFICIT - BEGINNING OF PERIOD                (1,579,584)
                                           ------------

DEFICIT - END OF PERIOD                    $ (4,807,126)
                                           ============

Weighted Average Net Loss Per Share        $      (0.13)
                                           ============

Weighted Average Number of Shares            25,408,261
                                           ============

OMICRON TECHNOLOGIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NON-CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
FOR THE ELEVEN MONTHS ENDED NOVEMBER 30, 1999
(UNAUDITED)

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year                                              $ (3,227,542)
Deposit on acquisition of website                                        50,557
Increase in accounts payable                                             19,735
                                                                   ------------

NET CASH USED BY OPERATING ACTIVITIES                                (3,157,250)
                                                                   ============

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of internet and website licenses                              (345,788)
Software development costs                                             (132,762)
Investment in and advances to non-consolidated subsidiaries         (16,375,688)
Investments and advances - other                                       (634,000)
Acquisition of demonstration equipment                                  (12,650)
Acquisition of computer software                                        (20,000)
Acquisition of computer equipment                                       (15,070)
                                                                   ------------

NET CASH USED BY INVESTING ACTIVITIES                               (17,535,958)
                                                                   ============

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common stock                                                 15,876
Loans payable                                                        (1,014,811)
Capital in excess of par value                                       25,224,651
                                                                   ------------

NET CASH PROVIDED FROM FINANCING ACTIVITIES                          24,225,716
                                                                   ============

NET CHANGE IN CASH                                                    3,532,508
                                                                   ============
CASH - BEGINNING OF PERIOD                                                3,380

                                                                   ============

CASH - END OF PERIOD                                               $  3,535,888
                                                                   ============

OMICRON TECHNOLOGIES, INC.
NON-CONSOLIDATED INTERIM STATEMENT OF STOCKHOLDERS' EQUITY
FROM INCEPTION (FEBRUARY 2, 1988) TO NOVEMBER 30, 1999
(UNAUDITED)


                                                                                                     DISCOUNT ON
                                                                                       CAPITAL IN      SALE OF
                                                     COMMON            STOCK            EXCESS OF      COMMON       ACCUMULATED
                                                      SHARES           AMOUNT           PAR VALUE       STOCK         DEFICIT

  February 26, 1988 - issuance of stock
   for cash                                              5,000       $     1,000       $     4,000       $--       $        --

  Net loss - February 2, 1988 to
   December 31, 1997                                        --                --                --        --            (6,772)

  May 13, 1998 - stock split 200 to 1                  995,000                --                --        --                --
  July 7, 1998 - private placement                  23,000,000            23,000                --        --                --
  July 31, 1998 - private placement                     70,000                70           349,930        --                --
  September 2, 1998 - private placement                 50,000                50           249,950        --                --
  September 21, 1998 - private placement                50,000                50           274,950        --                --

  Net loss - year ended December 31, 1998                   --                --                --        --        (1,572,812)
                                                    ==========       ===========       ===========       ===       ===========

  Balance - December 31, 1998                       24,170,000            24,170           878,830        --        (1,579,584)

  July 5, 1999 - Acquisition of Cyberweb               175,000               175           185,763        --                --
  July 16, 1999 - Acquisition of Kaleidoscope          250,000               250           335,688        --                --
  October 1, 1999 - re referral fees                    25,000                25            33,569        --                --
  October 1, 1999 - re Fairwind Technologies            14,460                14            33,388        --                --
  October 10, 1999 - private placement                 212,000               212           218,788        --                --
  October 19, 1999 - DynCom acquisition                200,000               200           599,800        --                --
  October 19, 1999 - Interactive Radio
   acquisition                                       5,000,000             5,000        15,463,750        --                --
  October 22, 1999 - Reimbursement to
   Sterling Klein                                    1,241,500             1,241         2,450,163        --                --
  October 22, 1999 - Reimbursement to
   Gary Robinson                                     1,190,000             1,190         1,711,310        --                --
  October 27, 1999 - private placement                 263,000               263           224,737        --                --
  November 24, 1999 - private placement                574,700               575           474,425        --                --
  November 29, 1999 - private placement              6,730,000             6,730         3,493,270        --                --

  Net loss - period ended November 30, 1999                 --                --                --        --        (3,227,542)
                                                    ==========       ===========       ===========       ===       ===========

  Balance - November 30, 1999                       40,045,660       $    40,045       $26,103,481       $--       $(4,807,126)
                                                    ==========       ===========       ===========       ===       ===========

OMICRON TECHNOLOGIES, INC.
NOTES TO NON-CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS AT NOVEMBER 30, 1999
(UNAUDITED)

1.       HISTORY AND ORGANIZATION

         The Company was incorporated on February 2, 1988, pursuant to the laws of the State of Florida under the name of All Nations Catering, Inc.

         On June 19, 1998 the Company changed its name to Omicron Technologies, Inc.

         On May 20, 1998, the Company received clearance for an unpriced quotation on the OTC Bulletin Board.

2.       SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

         Omicron Technologies, Inc. together with its subsidiaries through acquisition and software development are in the developing stages of production of various products and services which include "APS" and "APS" Wireless Technology and internet related services.

         The APS technology is based on a new digital and wireless technology that will be have wide industrial and residential use especially in connection with digital cameras that will be available in security and surveillance type applications.

         The technology was developed through NASA's Jet Propulsion Laboratory which was originally created for NASA's space program. The technology is an electronic "eye" that utilizes amplified pixels or picture element in a semiconductor chip. The new APS technology shadows the conventional Charge-Coupled Device (CCD) sensor, which is currently used in all image devices. Smaller than the CCD, with superior video imaging capabilities, using approximately 100 times less power than CCD at about 1/5 of the cost, the APS technology provides a unique opportunity for the miniaturization of a full motion video camera down to the size of a microchip.

         The Company will focus the use of its CMOS APS digital imaging technology primarily in the new consumers products sector. These include products in the car, camera, computer, hand-held devices, imaging devices, medicine and toy industries.

         Omicron's newest venture, MaXum Bingo purchased from Kaleidoscope International Ltd. Will deliver to bingo players, live, dynamic access to Bingo wagering via PC or WebTV. MaXum hosts a rich, dynamic graphic that will provide players with a real sense of action and participation with no software downloads. MaXum utilizes a sophisticated, robotic Java camera. MaXum bingo players will have access to real and live interactive MaXum Bingo from the actual bingo hall.

OMICRON TECHNOLOGIES, INC.
NOTES TO NON-CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS AT NOVEMBER 30, 1999
(UNAUDITED)

2.       SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         The Company has also acquired the licence to use an internet site for the Lucky Eight Casino, the Company's online casino website targeting Chinese speaking communities worldwide. The site will also be available in Japanese and Korean, as well as five other languages. Lucky Eight works in conjunction with Asian web browsers and operating systems.

         The Company has also acquired in 1999 Cyberweb Systems, Inc. a private company which specializes in Internet gaming software development. Cyberweb has an extensive online contact directory for Asian individuals and businesses. Cyberweb also hosts and designs Internet websites. Cyberweb has also developed a new full-service financial information website developed by Cyberweb. The site will include free real-time quotes on all US and Canadian stocks, as well as Java chat, COMTEX news and free portfolio tracking that will send updates via email when a stock price reaches a high or low parameter set by the user.

         MANAGEMENT USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results may differ from those estimates.

          CAPITAL ASSETS

          Computer equipment is stated at cost. No depreciation has been taken in these financial statements because of the fact that the Company is a development stage company and as such has no revenues. It has been established that depreciation will commence when the company has revenues to match such cost against.

         PRODUCT DEVELOPMENT COSTS

          Software development costs are required to be capitalized when a product's technological feasibility has been established by completion of a working model of the product and ending when a product is available for general release to customers.

OMICRON TECHNOLOGIES, INC.
NOTES TO NON-CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS AT NOVEMBER 30, 1999
(UNAUDITED)

2.       SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         INTERNAL-USE SOFTWARE

         Effective January 1, 1999 the Company will adopt Statement of Position
         (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This standard requires certain direct development costs associated with internal-use software to be to be capitalized including external direct costs of material and services and payroll costs for employees devoting time to the software projects. Costs incurred during the preliminary project stage, as well as for maintenance and training are expenses as incurred.

         EARNINGS OR LOSS PER SHARE

         Earnings or loss per share is calculated using the basic weighted averaged number of common stock outstanding. Net loss per share - diluted is not presented because the inclusion of common share equivalents would be anti-dilutive.

         INCOME TAXES

         The Company has incurred certain operational losses in its development stage. The tax benefit of such losses has not been reflected in these financial statements until there is virtual certainty that such losses can be utilized before they expire for income tax purposes.

         FOREIGN CURRENCY TRANSLATION

         The Company maintains its books and records in United States Dollars. Foreign currency transactions are translated using the temporal method. Under this method, all monetary items are translated into U.S. funds at the rate of exchange prevailing at the balance sheet date. Non-Monetary items are translated at historical rates. Transaction gains and losses are included in the determination of earnings for the year.

         BASIS OF PRESENTATION

         For these interim financial statements the Company has accounted for its interest in its wholly-owned subsidiaries at cost. At this time there has been little or no significant activity in such subsidiaries as they have just started operations over the last month.

OMICRON TECHNOLOGIES, INC.
NOTES TO NON-CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS AT NOVEMBER 30, 1999
(UNAUDITED)

2.       SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES(CONTINUED)

         CASH EQUIVALENTS

         The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

         COMPENSATION FOR SERVICES RENDERED FOR STOCK

         The Company issued shares for common stock in lieu of services rendered. The costs of the services are valued according to the term of relative agreements, market value on the date of obligation, or based on the requirements of Form S-8, if applicable. The costs of such services has been charged to operations to the various accounts in which such services are categorized.

3.       SHARE CAPITAL

         (i) On February 26, 1988, the Company issued 5,000 shares of its $1.00 par value common stock for services of $5,000.

         (ii) On May 13, 1998, the company increased its authorized capital to 50,000,000 common shares and changed the par value to $0.001. In addition the existing issued stock was exchanged at the rate of 200 shares of new stock for each share of existing stock and as result 1,000,000 new shares issued.

         (iii) On July 7, 1998 the Company closed a private placement and issued a total of 23,000,000 common shares at a price of $0.001 per share for total proceeds of $23,000.

         (iv) On July 31, 1998 the Company closed an additional private placement and issued a total of 70,000 common shares at a price of $5.00 per share for total proceeds of $350,000.

         (v) On September 2, 1998 the Company closed a third private placement and issued a total of 50,000 common shares at a price of $5.00 per share for total proceeds of $250,000.

         (vi) On September 21, 1998 the Company closed a fourth private placement and issued a total of 50,000 common shares at a price of $5.50 per share for total proceeds of $275,000.

OMICRON TECHNOLOGIES, INC.
NOTES TO NON-CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS AT NOVEMBER 30, 1999
(UNAUDITED)

3.       SHARE CAPITAL (CONTINUED)

         On January 29, 1999, the Company entered into an agreement with Pannstar Lines of Las Vegas, Nevada, to sell 2,451,500 common shares from treasury at a price of $4.65 per share for a total aggregate price of $11,399,475. Upon completion of this offering the Company has agreed to pay a referral fee to Sukhvinder Johal in the amount of 120,000 shares. This agreement is in effect for one year and will become null and void if not completed.

         On November 10, 1999, the Company entered into an agreement with one of its senior officers for such officer to purchase 6,730,000 restricted common shares for an aggregate consideration of $3,500,000. The agreement was completed on November 29, 1999. Additionally the agreement called for share purchase warrants of 6,730,000 shares at an exercise price of $0.52 per share. The option to purchase such shares expires in November 2002.

4.       DEPOSIT ON PURCHASE OF OPTION

         The Company entered into an "Memorandum of Understanding" with a company, ViaSpace Technologies LLC, a technology incubation company whose charter is to develop and commercialize new high technologies on August 7, 1998. ViaSpace has an option to acquire from Caltech the license for the"APS" and "APS" (Active Pixel Sensor) Technology. Omicron and ViaSpace were to enter into a joint venture to develop certain applications relating to the technology. Omicron was to fund the development of the technology by ViaSpace at an estimated cost of $3,750,000. Omicron had advanced a total of $750,000 in connection with the funds necessary to develop such applications.

         The Company is now in negotiations with ViaSpace with a view to purchasing 100% of the licence. ViaSpace also owns certain proprietary rights to other related technologies to which Omicron would like to obtain. The value of such an acquisition cannot be determined at this time as negotiations are still continuing.

5.       INVESTMENTS

         CYBERWEB SYSTEMS INC.

         On July 5, 1999, the Company acquired all the outstanding shares of Cyberweb Systems Inc. a private Canadian company which carries on the business of developing computer software, hosting and designing websites and providing computer consulting to other firms. The purchase price of the acquisition was 175,000 shares of 144 common stock of Omicron or $185,938.

OMICRON TECHNOLOGIES, INC.
NOTES TO NON-CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS AT NOVEMBER 30, 1999
(UNAUDITED)

5.       INVESTMENTS(CONTINUED)

         Kaleidoscope International Ltd.

         On July 16, 1999, the Company acquired all the assets of Kaleidoscope International Ltd., a Belize Corporation consisting of the following:

         a)       Three Universal Resource Locators;

         b)       Sony Digital Camera and cabling;

         c)       Demonstration drivers for Java Camera;

         d)       MaXuM Bingo html development software and design; and

         e)       A 300 MH Celeron computer.

         The Company exchanged 250,000 shares of restricted 144 stock for the acquisition. Thus the purchase price in equivalent dollars was $335,938.

         Global Interactive, Ltd.

         On June 4, 1999 the Company entered into a licencing agreement with Global Interactive Ltd., a Nevis Corporation on a non-exclusive basis to purchase an Internet website which will direct Internet gainers to a Casino giving the Company the right to process such customer activities through the Casino. The Company has paid an initial licencing fee of $45,000 which is non-refundable. The term of the licence is for 3 years and is automatically renewed annually indefinitely.

         Remuneration to the Licensor is as follows on a monthly basis, based on the net revenue less all applicable fees:

         a)       up to $500,000                 35%

         b)       $500,000 to $1,000,000         30%

         c)       over $1,000,000                25%

OMICRON TECHNOLOGIES, INC.
NOTES TO NON-CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS AT NOVEMBER 30, 1999
(UNAUDITED)

5.       INVESTMENTS(CONTINUED)


         Fairwind Technologies Ltd.

         On September 17, 1999, the Company entered into a software development agreement with Fairwind Technologies Ltd., a British Columbia corporation. Fairwind has been engaged to develop "Front-End Product" and "Back-End Product" technology used by customers on the internet for which Omicron is acquiring the distribution rights of the Products more specifically described as follows:

         Front-End Product

         Front-End Product means computer software developed and owned by Fairwind comprising the web pages and game client software which provides the playing of games as follows:


         a) single player game with server: video poker, slot machine, black jack, roulette, and craps;

         b)       multi-user game with server: black jack, roulette; and

         c)       multi-player games: poker, roulette, baccarat and black jack.


         Back-End Product

         Back-End Product means computer software developed by Fairwind comprising the accounting communications and administration modules which inter-operate with the Front End Product

         The Company has agreed to pay Fairwind Technologies Ltd., a total of $548,000 in Canadian funds both in cash and in free trading shares based on the completion of the development of the Products.

         The acquisition price shall be paid as follows:

         a)       $411,000 Canadian by way of monies; and

b)       b)       $137,000 Canadian by way of issuance of Omicron free
                  trading stock.

OMICRON TECHNOLOGIES, INC.
NOTES TO NON-CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS AT NOVEMBER 30,1999
(UNAUDITED)
-------------------------------------------------------------------------------
5.       INVESTMENTS(CONTINUED)

         FAIRWIND TECHNOLOGIES LTD.(CONTINUED)

         The payment schedule for the above is as follows:

         a) $ 123,300 Canadian shall be paid within 3 days of execution of the Agreement and delivery of 12,050 shares of free trading stock, and an option to acquire 6,025 shares at the option price of U.S. $ 2.31 within 30 days.

         b) the balance of the purchase price shall be paid within 14 days after completion of the technology which is scheduled to be December 15, 1999.

          The Conversion Price relating to the common stock is defined in this Agreement as being the weighted average of the closing trading price of the shares for the 10 trading days immediately prior to the date of acceptance of the Products.

         If for some reason Omicron cannot deliver free trading stock, then Omicron may deliver to Fairwind restricted stock whose restriction for conversion cannot be greater than 1 year and the number of shares delivered would have to equal 120% of the number of free trading stock that would have had to be delivered.

         INVESTMENT IN DYNCOM INC.

         On October 19, 1999, the company completed the acquisition of approximately 15% of a Company called DynCom Inc., a Colorado corporation. The Company purchased 600,000 shares of DynCom Inc. for 200,000 shares of restricted 144 common stock at a price of $3.00 per share for a total consideration of $ 600,000 US. Additionally the Company received stock warrants totaling 600,000 exercisable at $ 1.00 per share.

         DynCom Inc. is a company in the business of combining smart device, biometric, proprietary, and internet/Intranet technologies into effective and efficient e-solutions, e-applications and e-products.

          ACQUISITION OF VIASPACE RADIO, INC. AND RADIO SATELLITE CORPORATION

          In October 1999, the Company completed the acquisition of ViaSpace Radio, Inc. and Radio Satellite Corporation. Both ViaSpace and Radio were merged into one company called Interactive Radio Corporation. Omicron paid a total of 5,000,000 shares of restricted 144 common stock to the shareholders for a total consideration of $15,468,750.

OMICRON TECHNOLOGIES, INC.
NOTES TO NON-CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS AT NOVEMBER 30,1999
(UNAUDITED)
-------------------------------------------------------------------------------
5.       INVESTMENTS(CONTINUED)

         ACQUISITION OF VIASPACE RADIO, INC. AND RADIO SATELLITE
         CORPORATION(CONTINUED)

         Radio Satellite Corporation owns three patents which combine navigation, broadcast and two-way communication services to provide mobile users with e-commerce, e-mail, digital quality music, travel, security, global positioning and gaming at a relatively low cost. The initial marketing will be on the automotive, trucking and recreational vehicle markets

         Summary of Investment and Advances in Wholly-Owned Subsidiaries:

                                              INVESTMENT          ADVANCES
                                              ----------          --------
          Interactive Radio Corporation       $15,468,750       $   435,000

          Cyberweb Systems Inc.                   185,938           286,000

          Summary of Investments and Advances - Other

                                         INVESTMENT    ADVANCES
                                         ----------    --------

          Dyncom, Inc. (13%)               $600,000   $    --

          Fairwind Technologies Ltd.                   34,000

6.       LOANS PAYABLE

          Advances from related parties bear interest(except as noted below) at the rate of 8% per annum compounded annually, are unsecured and have no fixed terms of repayment.


          Summary of loans payable:

          Loan - SIU Corporation                            $ 51,333

          Loan - Gary Robinson(non- interest bearing)         40,000

          Loan - Gemini Trading                              294,920
                                                            --------
                                                            $386,253
                                                            ========

OMICRON TECHNOLOGIES, INC.
NOTES TO NON-CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS AT NOVEMBER 30,1999
(UNAUDITED)

7.       SALE OF SUB-LICENCES

         On September 15, 1999, the Company through its wholly-owned subsidiary MaXum Entertainment Ltd., a Belize Corporation, sold 4 sublicence agreements in connection with its internet gaming for a total purchase price of $ 1,200,000 of which a deposit of $50,557. The balance of the monies are due when the internet gaming site becomes operational which is expected to be sometime in January 2000.

8.       GOING CONCERN CONCEPT

         The Company is a development stage company, and as such is dependent upon its ability to raise capital through private and public funding. If this funding is not raised, then there is uncertainty about the company's ability to continue as a going concern until such time as the Company commences operations. Such operations are to begin in the first few months of year 2000.

9.       ADDITIONAL FINANCING

         FINANCING AGREEMENT - ORIENT STAR FINANCE LTD.

         On October 5, 1999 the Company completed a financing agreement with Orientstar Finance Ltd. The total amount to be received under this agreement is $1,000,000 in four equal installments of $250,000 each. The agreement was completed in conjunction with Rule 504 Regulation D of the Securities Act which allows the company to issue free trading stock in exchange for cash. The first two installments are exchanged for shares at 65% of the closing bid on the day the funds are escrowed while the third and fourth installments are exchanged for stock at 70% of the closing bid the day the funds are escrowed. Total commissions in connection with the transaction are 10% and are deducted from each installment.

10.      EXECUTIVE COMPENSATION

         On June 15, 1998 the Company entered into a consulting agreement with S1U Financial Corporation, a company owned by Sak Narwal, the CFO of the Company to provide services to the Company at the rate of $120,000 per year or $10,000 per month. The monthly amount charged includes rental of offices, telephone, computer and other related costs paid by SIU on behalf of Omicron. In the event that the Company is unable to pay for such services as outlined above monthly, SIU has agreed to treat such monies as a loan and such loan shall bear interest at the rate of 8% per annum compounded on an annual basis at December 31.

OMICRON TECHNOLOGIES, INC.
NOTES TO NON-CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS AT NOVEMBER 30,1999
(UNAUDITED)


11.      SUBSEQUENT EVENTS

         The Company is about to file effective December 2, 1999, Articles of Amendment to increase the authorized share capital to 125,000,000 common shares in order to accommodate future equity investments.

                                    EXHIBITS

Exhibit No.              Description
----------               -----------

2.1                      Articles of Incorporation of All Nations Catering, Inc.

2.2                      Articles of Amendment to All Nations Catering, Inc.

2.3 Articles of Amendment to the Articles of Incorporation of All Nations Catering, Inc. changing name to Omicron Technology, Inc.

2.4                      By-Laws of Omicron Technologies, Inc. (A Florida
                         Corporation)

2.5 Certificate of Incorporation and Articles of Incorporation of Cyber-Web Systems Inc.

2.6                      Articles of Incorporation of Ursat Communications,
                         Inc., a Nevada corporation

2.7 Certificate of Amendment of Articles of Incorporation of Ursat Communications, Inc. changing name to Interactive Radio Corporation

2.8                      Bylaws of Ursat Communications, Inc., a Nevada
                         Corporation

6.1 Memorandum of Understanding/Joint Venture Agreement between Omicron Technologies, Inc. and Viaspace Technologies LLC

6.2                 Addendum to Memorandum of Understanding Dated
                    August 7, 1998

6.3                 Website Sale and Internet Casino Access License Agreement

6.4 Purchase Agreement between Omicron Technologies, Inc., and Kaleidoscope International Ltd.

6.5 Agreement between Omicron Technologies Inc. and Fairwind Technologies Ltd. for Software Development

6.6 Option Acquisition Agreement between Omicron Technologies Inc. and Viaspace Technologies, LLC

6.7                 Acknowledgement/Agreement between Gary Robinson and Omicron
                    Technologies, Inc.

6.8 Acknowledgement/Agreement between Sterling Klein and Omicron Technologies, Inc.

6.9                 Share Exchange Agreement between DynCom, Inc. and Omicron
                    Technologies, Inc.

6.10 Merger Agreement by and among Omicron Technologies, Inc., Interactive Radio Corporation, Viaspace Radio, Inc., Viaspace Technologies LLC, Gary Noreen and Radio Satellite Corporation

6.11                Omicron Technologies, Inc. Share Purchase Agreement

6.12                Common Stock Purchase Agreement

6.13                Common Stock Purchase Warrant (Sample)

27                  Financial Data Schedule